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SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET

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811-21502
Branch 18

January 25, 2007

VIA HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: ***RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership, et al.***
C.A. No. 06-04054 (Mass. Super. Ct.)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, I hereby file on behalf of RMR Hospitality and Real Estate Fund (the "Fund") copies of the following documents filed by the Fund (on January 24, 2007) and Bulldog Investors General Partnership and the other defendants (the "Defendants") (on January 17, 2007) with the Massachusetts Superior Court in the above matter:

1. Plaintiff's Sur-Reply in Opposition to Defendants' Motion to Dismiss and its Opposition to Defendants' Motion to Strike;

2. Supplemental Affidavit of Thomas M. O'Brien in Support of RHR's Opposition to Defendants' Motion to Dismiss and in Opposition to Defendants' Motion to Strike;

3. Defendants' Request for Hearing on their Motion to Dismiss for Lack of Personal Jurisdiction;

4. Defendants' Reply Memorandum in Further Support of Motion to Dismiss for Lack of Personal Jurisdiction;

5. Supplemental Declaration of Phillip Goldstein in Support of Defendants' Motion to Dismiss for Lack of Personal Jurisdiction;

6. Defendants' Motion to Strike the Affidavit of Brendan Hickey and Portions of Thomas O'Brien's Affidavit; and

7. Defendants' Memorandum in Support of Motion to Strike.

Very truly yours,

Vern D. Larkin /M.D./

Vern D. Larkin

Enclosures

cc: James M. Curtis

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND, Plaintiff, v. BULLDOG INVESTORS GENERAL PARTNERSHIP, ET AL., Defendants.	Civil Action No. 06-4054

PLAINTIFF'S SUR-REPLY IN OPPOSITION TO DEFENDANTS' MOTION TO DISMISS AND ITS OPPOSITION TO DEFENDANTS' MOTION TO STRIKE

This case seeks a declaration that the 9.8% ownership limitation in RHR's Trust Agreement is enforceable (count one) and an order directing the Bulldog defendants to provide information necessary to enforce the Trust Agreement (count two). The case arose because the Bulldog defendants sent letters into Massachusetts disputing the enforceability of the ownership limitation in the RHR Trust Agreement and refusing to provide the information necessary for its enforcement.

Instead of discussing the bases for this Court's exercise of personal jurisdiction, the Bulldog defendants have moved to strike the affidavits submitted by RHR because the defendants disagree with the descriptions of their contacts with Massachusetts in those affidavits. These disputes, however, do not alter the conclusion that this Court has personal jurisdiction over the Bulldog defendants to adjudicate this Massachusetts controversy.

I. Only A *Prima Facie* Showing Is Required To Establish Personal Jurisdiction In Massachusetts.

The law of Massachusetts is that only a *prima facie* showing of facts is required to establish personal jurisdiction under M. G. L. ch. 223A, § 3.

> In conducting the requisite analysis under the prima facie standard, [the Court] take[s] specific facts affirmatively alleged by the plaintiff as true (whether or not disputed) and construe[s] them in the light most congenial to the plaintiff's jurisdictional claim.

Cepeda v. Kass, 62 Mass. App. Ct. 732,738 (2004) (quoting *Mass. School of Law v. American Bar Ass'n*, 142 F.3d 26, 34 (1st Cir. 1998)).

II. This Court Has Personal Jurisdiction Over The Bulldog Defendants Because They Sent Letters Into Massachusetts To Pressure RHR To Take Actions In Massachusetts.

Bulldog's reply memorandum relies principally upon the U.S. Supreme Court case of *Shaffer v. Heitner*, 433 U.S. 186, 216-17 (1977), which holds that passive ownership of stock in a corporation is not sufficient to confer personal jurisdiction over the shareholder in the state where the corporation conducts business.

The exhibits attached to the Hickey[1] affidavit, which are taken from Bulldog's own website, make clear that the Bulldog defendants are not passive shareholders. Rather, Mr. Goldstein and the Bulldog defendants are self described "activist investors" who have made a business of buying shares of publicly held mutual funds and then "pressuring" the management of those funds to change their businesses in a way which will allow Bulldog to profit.

Mr. Goldstein's letters to RHR, his press interview and Bulldog's SEC filings describing its RHR investment all make clear that Bulldog's purpose in purchasing RHR shares is to engage

[1] The defendants' reply memorandum implies that there may be something nefarious about the fact that one of RHR's attorneys, Robert Hickey, has the same last name as the Massachusetts resident who received Bulldog's emailed investment solicitation. RHR does not believe that attorney Robert Hickey and Mr. Brendan Hickey are related or even know each other; but, even if they did, it would have no bearing on Bulldog's business contacts with Massachusetts.

in an "activist" dialogue with RHR management and shareholders about RHR's business activities in Massachusetts. The defendants' reply memorandum and the supplemental declaration by Mr. Goldstein do not deny this basic jurisdictional fact. Bulldog does not, and cannot, deny that its letters to RHR management in Massachusetts are part of an effort to force RHR management to change RHR's Massachusetts business activities. Because this type of investor activism is Bulldog's business and because it is directed toward RHR's Massachusetts activities, personal jurisdiction in this Massachusetts Court is proper.

Instead of admitting the obvious, Bulldog's reply memorandum attempts to distort and explain various words and phrases in Mr. Goldstein's letters to argue that Bulldog never threatened litigation. This argument is not only untrue, but it is irrelevant. Bulldog's letters are one of the means it uses to conduct its business of forcing RHR to change the way RHR conducts its Massachusetts business. The purpose of Bulldog's letters is clear: to notify RHR that, if it does not accede to Bulldog's demands, Bulldog will initiate litigation, a proxy contest or negative publicity. In his letter dated August 15, 2006, Mr. Goldstein challenged the enforceability of the ownership limitation in the RHR Trust Agreement and then offered to meet with RHR management "[a]s an alternative to expensive litigation or a proxy contest". O'Brien Affidavit dated December 29, 2006 ("First O'Brien Aff.") at Exhibit D. Mr. Goldstein's letter dated September 25, 2006 attached a news article about a different closed end fund where Bulldog waged a proxy fight, implying that RHR would face a similar proxy fight if it refuses to accede to Bulldog's demands. *Id.* at Exhibit E. In his letter dated October 21, 2006, Mr. Goldstein stated that, because RHR was unwilling to give in to Bulldog's demands, Bulldog would consider "a public appeal" to RHR's shareholders. *Id.*

Bulldog's letters sent to RHR in Massachusetts are plainly intended to affect activities in Massachusetts. These letters demonstrate the same purpose as the letters which formed the bases for personal jurisdiction in those cases which Bulldog now attempts to distinguish. *See Nova Biomedical Corp. v. Moller*, 626 F.2d 190, 195-96 (1st Cir. 1980) (the defendant became subject to Massachusetts jurisdiction by sending two letters into Massachusetts demanding that the plaintiff cease certain actions in Massachusetts and suggesting that doing so would avoid litigation); *GSI Lumonics, Inc. v. Biodiscovery, Inc.,* 112 F. Supp. 2d 99, 110 (D. Mass. 2000) (the defendant became subject to Massachusetts jurisdiction by sending a letter into Massachusetts threatening litigation unless the plaintiff agreed to enter certain discussions).

The assertion in the defendants' reply memorandum that this case does not arise from Bulldog's transacting business in Massachusetts seems to have even less factual support than the argument that the defendants are passive investors. In count one, RHR seeks a declaration that the ownership limitation in its Trust Agreement is enforceable. Complaint at ¶¶ 53-57. RHR seeks this declaration because Bulldog claimed in its letters sent to RHR in Massachusetts that the ownership limitation is not enforceable. *See, e.g.*, Goldstein's letter dated August 15, 2006 (stating that Bulldog considers the ownership limitation "unlawful"); Goldstein's letter dated September 25, 2006 (stating "we are not convinced that [reducing Bulldog's share ownership] is legally required"); and Goldstein's letters dated October 21, 2006 and November 3, 2006 (questioning the legal advice received by RHR as to the enforceability of the ownership limitation); all in First O'Brien Aff. at Exhibits D and E.

Bulldog's letters to RHR also give rise to the controversy that is the subject of count two of the complaint, which seeks specific performance of the Trust Agreement provision that requires Bulldog to disclose information about its shares. In its letter dated October 17, 2006, RHR requested that Bulldog provide this information and Goldstein refused to do so in three subsequent letters. *See* First O'Brien Aff. at Exhibit E; Complaint at ¶¶ 56-62.

The defendants' suggestion that this lawsuit occurred solely because of Bulldog's purchase of RHR shares is simply without factual support. The controversies that are the subject of this lawsuit, namely the enforceability of the ownership limitation and Bulldog's refusal to comply with other provisions of the Trust Agreement, arose from Bulldog's letters sent to RHR in Massachusetts. *See Good Hope Indus., Inc. v. Ryder Scott Co.*, 378 Mass. 1, 6-7 (1979) (claim need only arise "in part" from business transacted in Massachusetts); *JMTR Enters., LLC v. Duchin*, 442 F. Supp. 2d 87, 96 (D. Mass. 1999) ("The arising from language is . . . generously construed in favor of asserting personal jurisdiction").

III. The Bulldog Defendants' Activities In Massachusetts Unrelated To RHR Support A Finding That Personal Jurisdiction Will Not Violate Due Process.

This Court may consider all of Bulldog's contacts with Massachusetts in deciding whether the due process requirement for personal jurisdiction is met. *See Good Hope Indus.*, 378 Mass. at 11 n.17 (contacts not directly related to the case "are noteworthy as indicative of the defendant's intention to involve itself in Massachusetts commerce . . . [and are] supportive of the plaintiffs' contention that the defendant generally sought to engage in business activity in Massachusetts, and reasonably ought to be expected to defend itself here").

In RHR's opposition to the motion to dismiss, RHR detailed the defendants' contacts with Massachusetts of which RHR is aware, including Bulldog's targeting of other Massachusetts companies, Mr. Goldstein's business trips to Massachusetts to give lectures and the defendants' general distribution via the internet to Massachusetts residents of solicitation material to invest in the Bulldog hedge fund. The defendants now move to strike the evidence of these activities as described in the affidavits by Mr. O'Brien and Mr. Hickey on the ground that the defendants disagree with the affiants' descriptions of the defendants' contacts with Massachusetts, even though the defendants do not dispute that the contacts in fact occurred.

Such disagreements do not constitute a valid basis for striking these affidavits. *See, e.g., Proteon, Inc. v. Digital Equip. Corp.*, No. CV 981533F, 2000 WL 1298130, at *2 (Mass. Super. 2000) (refusing to strike an affidavit merely because a party disputed its characterization of facts); *Wall v. City of Durham*, 169 F. Supp. 2d 466, 472-73 (M.D.N.C. 2001) (a disagreement with the statements in an affidavit is not a valid basis to strike it); *Newton v. Chicago School Reform Bd. of Teachers*, No. 96 C 7078, 2000 WL 1367612, at *6 (N.D. Ill. 2000) ("[t]o the extent plaintiff disagrees with [the affiant's] averments . . . [those disagreements] go[] to the weight of the evidence not the admissibility").

Mr. Goldstein's trips to Massachusetts to meet with other companies targeted by Bulldog demonstrate that the defendants should "reasonably anticipate being haled into court" here. *Balloon Bouquets, Inc. v. Balloon Telegram Delivery, Inc.*, 18 Mass. App. Ct. 935, 936 (1984) (quoting *World-Wide Volkswagen Corp. v. Woodson* 444 U.S. 286, 291-92 (1980)). Mr. Goldstein admits that he traveled to Massachusetts to meet with at least two other Massachusetts companies, Putnam Tax Free Health Care Fund and First Years, Inc., both of which had been targeted for Bulldog's activist investment business. *See* Supplemental Declaration of Phillip Goldstein ("Goldstein Supp. Dec.") at ¶11. Mr. Goldstein's assertion that he "did not conduct any business" in either of these two meetings is, frankly, not believable. Around the time of both meetings to which Mr. Goldstein has admitted, Bulldog publicly stated its intention to solicit proxies to change the management of both of these Massachusetts companies. *See* Supplemental Affidavit of Thomas M. O'Brien ("Second O'Brien Aff.") at ¶10. In these circumstances, the fact that Mr. Goldstein has admitted having meetings in Massachusetts with at least two Bulldog target companies in addition to RHR establishes a *prima facie* case that jurisdiction in Massachusetts is appropriate even though the subject matters discussed at these meetings may be unknown to RHR or disputed. *See Cepeda v. Kass*, 62 Mass. App. Ct. 732, 738 (2004) (even disputed facts may be sufficient to support the *prima facie* basis for personal jurisdiction).

Mr. Goldstein's admitted lectures in Massachusetts also support the exercise of personal jurisdiction over the defendants. In his appearance at Fenway Park, Mr. Goldstein spoke about the same activist methods that Bulldog has directed toward RHR in Massachusetts. Goldstein Supp. Dec. at ¶7. Although the defendants' reply memorandum argues that Mr. Goldstein's recent lectures in Massachusetts were not intended to promote the defendants' securities investment business, Mr. Goldstein admits that the attendees at the Fenway Park lecture included "financial managers" and the invitation to the lecture states that the attendees will include "finance professionals". Goldstein Supp. Dec. at ¶7 & Exhibit C.[2] Mr. Goldstein's suggestion that this was purely an "academic" event and not a business event is misleading because the financial manager attendees and funds controlled by such financial managers may join in Bulldog's activities by co-investing in Bulldog's targets and Mr. Goldstein and other defendants may receive fees from such financial managers or their funds. Second O'Brien Aff. at ¶8.

In their reply memorandum, the defendants argue that the internet solicitation materials (which include historical fund performance data and describe minimum investment requirements and fees charged by Bulldog) received by Massachusetts residents do not constitute a "solicitation" because visitors to the Bulldog website must check a box agreeing that any materials they receive are not a solicitation. This argument is wrong as a matter of law.

It is well settled law that an offer to sell securities or the solicitation of an offer to buy securities cannot be re-characterized by a disclaimer. *See, e.g.*, In re Application of First Capital Funding, Inc., Exchange Act Release No. 34-30819, 1992 WL 150797 (June 17, 1992)

---

[2] The summary of the conference states that the lecture was given to "some 140 academics *and financial sector managers*". First O'Brien Aff. at Exhibit G. p.1 (emphasis added).

("Although Applicants rely heavily on language in the form stating that it 'is not an offer to sell securities,' that disclaimer cannot alter the character of Applicants' solicitation of interest in securities investments."); In re Lila Keith, Exchange Act Release No. 33-7699 and 34-41624, 1999 WL 623838, at *3 (July 19, 1999) (a disclaimer has no effect if the action otherwise constitutes an offer or solicitation under law); Thoroughbred, Racing Stable, SEC No-Action Letter, 1976 WL 12754, at *2 (Jan. 5, 1976) (advertisement's disclaimer that it "is not a solicitation or offering" is "insufficient to preclude inclusion of the proposed communication in the class of 'offer for sale' or 'offer'"); *cf. Commonwealth v. David*, 365 Mass. 47, 52-53 (1974) (the substance of a solicitation overrides testimony that no solicitation occurred).[3]

IV. This Massachusetts Court Is An Appropriate Forum In Which To Adjudicate This Case.

It is well established that the personal jurisdiction of Massachusetts courts extends to the full limit permitted by the Due Process Clause of the U.S. Constitution. *Automatic Sprinkler Corp. v. Seneca Foods Corp.*, 361 Mass. 441, 443 (1972). Among the factors frequently cited to determine the due process limitations of Massachusetts long arm jurisdiction is whether Massachusetts has an interest in the subject matter of the dispute and in the alleged actions of the out of state defendants. *See Tatro v. Manor Care, Inc.*, 416 Mass. 763, 773 (1994) (the due process inquiry regarding jurisdiction includes consideration of "the forum state's interest in adjudicating the dispute").

[3] It appears that the operation of the Bulldog website may constitute a violation of federal and Massachusetts securities laws. However, the Court need not determine whether such violations occurred in order to decide the jurisdictional issue now before the Court. The defendants' use of the internet to send solicitation materials to Massachusetts residents demonstrates Bulldog's involvement in Massachusetts' commerce which is relevant to the exercise of personal jurisdiction over the defendants, whether or not emailing these materials into Massachusetts constitutes a general solicitation in violation of federal and Massachusetts securities laws, as it appears to be. *See Gather, Inc. v. Gatheroo, LLC*, 443 F. Supp. 2d 108, 116 (D. Mass. 2006) (the defendant is deemed to be conducting business in Massachusetts by operating an interactive website that included participants from Massachusetts).

RHR is a Massachusetts business trust, created under Massachusetts General Laws, chapter 182. It was formed by the filing of an Agreement and Declaration of Trust with the Massachusetts Secretary of State. RHR is headquartered in Newton, Massachusetts and it is managed by RMR Advisors, Inc., a corporation with employees in Massachusetts. Bulldog has challenged the enforceability of certain provisions of the RHR Trust Agreement. The Bulldog defendants have sought to pressure RHR to take certain actions affecting its Massachusetts business operations, *e.g.*, a merger, a share buy back, etc. Bulldog has also threatened (and recently begun) a proxy contest to elect RHR trustees and to terminate RHR's management agreement with RHR Advisors. *See* First O'Brien Aff. at ¶¶ 1-15; Second O'Brien Aff. at ¶11.

In their reply brief and Mr. Goldstein's supplemental declaration, the Bulldog defendants seem to argue that they are not subject to jurisdiction in Massachusetts because their shares are really owned in "street name" by their broker or the broker's agent, Cede & Co. Mr. Goldstein's supplemental declaration also argues that he is not conducting business in Massachusetts when he undertakes a proxy context because he will merely deliver his proxy materials to an out of Massachusetts record keeping service which will deliver the materials. These arguments elevate form over substance and ignore Massachusetts' real interests to decide the questions of Massachusetts law affecting the governance and operation of a Massachusetts business. *See* *Micro Networks Corp. v. HIG Hightec, Inc.*, 195 F. Supp. 2d 255, 263 (D. Mass. 2001) ("Massachusetts has an interest in exercising jurisdiction over a suit involving the corporate governance of a Massachusetts based company"). [4]

---

[4] In their reply memorandum, defendants also assert that the issues in this case are primarily questions which should be decided by a federal court as a matter of federal law. RHR respectfully suggests that there is no basis to argue that a federal court has any more interest or expertise to interpret and enforce the terms of a Massachusetts business trust agreement than does this Massachusetts Court. Moreover, the time within which the defendants might have sought to remove this case to the federal courts has long past. *See* 28 U.S.C. § 1446(b).

Conclusion

For all of the reasons stated above and in the Supplemental Affidavit of Thomas M. O'Brien filed herewith, defendants' motion to dismiss for lack of personal jurisdiction and defendants' motion to strike the first affidavit of Mr. O'Brien and the affidavit of Brendan Hickey should be denied.

Comment Regarding Defendants' Request For Hearing

In the defendants' motion to dismiss as originally served upon RHR's counsel, no hearing was requested as required by Superior Court Rule 9A(c)(2). At the time the reply memorandum and motion to strike was served, defendants belatedly requested a hearing.

If the Court believes a hearing may be helpful, RHR is willing to participate. However, because the affidavits and arguments presented set forth sufficient facts to establish a *prima facie* case for personal jurisdiction, RHR respectfully suggests that no hearing on this matter may be necessary.

Respectfully submitted,

RMR HOSPITALITY AND REAL ESTATE FUND

Jane E. Willis (#568024)
Justin J. Wolosz (#643543)
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110-2624
(617) 951-7000

January 24, 2007

CERTIFICATE OF SERVICE

I hereby certify that a true copy of the above document was served upon the attorney of record for each other party by (hand) (mail) on January 24, 2007

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,
Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP, ET AL.

Defendants.

Civil Action No. 06-4054

SUPPLEMENTAL AFFIDAVIT OF THOMAS M. O'BRIEN IN SUPPORT OF RHR'S OPPOSITION TO DEFENDANTS' MOTION TO DISMISS <u>AND IN OPPOSITION TO DEFENDANTS' MOTION TO STRIKE</u>

Thomas M. O'Brien, being duly sworn, deposes and says:

1. I have read the supplemental declaration of Phillip Goldstein in support of defendants' motion to dismiss. Although I am reluctant to engage in a "swearing contest" with Mr. Goldstein, some of the statements in his supplemental declaration are so misleading that I believe a response is necessary.

2. In paragraphs 2 to 5 of his supplemental declaration, Mr. Goldstein argues that the solicitation materials (<u>e.g.</u>, the historical performance data, the statement of Bulldog's charges and the minimum investment required) located on the Bulldog website and received by Massachusetts residents who type in their email address do not constitute a "solicitation" because Massachusetts residents who wish to access these materials must check a box stating that these materials are not a solicitation.

3. I am not a lawyer and I am not offering expert testimony. However, I am the president of RMR Advisors, which is an SEC registered investment advisor which manages five SEC registered mutual funds. I have previously worked as the chief financial officer of a New York Stock Exchange listed company with about $3 billion of assets and as a certified public accountant responsible for auditing several publicly owned companies. I have personally prepared materials to sell securities and responded to comments from federal and state securities regulators about such materials. In these capacities, I have been an active participant in numerous public and private offerings of securities raising several billion dollars. As a result of this experience, I believe I am capable to recognize a securities solicitation when I see it. I do not believe that an agreement that solicitation materials are not what they are should change the character of such data. I believe the materials generally available to Massachusetts residents on the Bulldog website and emailed to Massachusetts residents who type in their email address on the website constitute a general solicitation to investors.

4. Based upon my business experience, I understand that persons offering investment products who publish solicitation data via the internet rely upon the precedents of rulings by the Securities and Exchange Commission (the "SEC") in order to determine if the manner in which the data is being distributed is a general solicitation to potential investors requiring registration under federal and Massachusetts securities laws or a private placement which is not required to be registered. I understand that the SEC has addressed this issue in at least two letter rulings involving a company known as Lamp Technologies, Inc., copies of which are attached hereto.

5. Based on the SEC's letter rulings and my business experience, my understanding is that the distribution of solicitation data via the internet is considered to be a private placement

exempt from federal and state law registration requirements, only if access to such data is limited to persons who are pre-qualified as accredited investors, i.e., investors who meet SEC established thresholds for net assets, income and investment experience.

6. Based upon my business experience, I do not believe that an agreement by a Massachusetts resident that solicitation materials shall not be considered solicitation materials can change the character of the materials or the fact that a general solicitation is being made. Similarly, I do not believe that checking a box on an internet web posting to say solicitation data is not a solicitation can be considered to be pre-qualification of persons to receive solicitation data.

7. In paragraphs 6 to 8 of his supplemental declaration, Mr. Goldstein alleges that his recent lectures in Massachusetts were not intended to promote the defendants' securities investment business, but were merely academic conferences. However, in paragraph 7 of his supplemental declaration, Mr. Goldstein admits that the attendees at these lectures were intended to include, and did include, "financial managers".

8. I believe Mr. Goldstein's statements about the advertising inherent in his Massachusetts lectures are misleading. Because the defendants have to date refused to respond to pending written discovery, I do not know the identity of all of the defendants' investors. However, based upon public information which I have collected, I believe that other "financial managers" and funds controlled by financial managers regularly join in Bulldog's activities by co-investing in Bulldog's targets and that Mr. Goldstein and other defendants may receive advisory fees from such entities. For example:

- On October 24, 2006, an SEC filing by Seligman Select Municipal Fund, Inc. includes a copy of an agreement by which Mr. Goldstein and certain of the defendants in this case agreed to sell their shares in that fund for prices above the trading price of those shares and simultaneously agreed to not solicit proxies or otherwise disrupt the management of that fund for 25 years. This so called "green mail" agreement was signed by Mr. Goldstein for certain defendants in this case and for three other hedge funds: Steady Gains Partners, LP; C.P.C., Inc.; and Hoffinger Family Partnership. Upon information and belief, some or all these other hedge funds are operated by financial managers and these entities may pay fees to Mr. Goldstein or the other Bulldog defendants.

- In June and July 2006, defendant Bulldog Investors General Partnership caused doing business certificates to be filed with the County Clerk of Westchester County, New York. These certificates disclose that three hedge funds in addition to those identified by name in this case, have joined the Bulldog partnership: (i) Mercury Partners LP managed by Glenn G. Goodstein and by GCG Capital Advisors; (ii) Calapasas Investment Partnership LP, managed by Jeff Robertson and Klein Bogakos & Robertson; and (iii) Steady Gain Partners LP managed by BJS Management LLC. Upon information and belief, as partners of Bulldog these entities pay management fees to defendant Goldstein, to defendant Kimball & Winthrop or to both of them.

Because the persons who attended Mr. Goldstein's lectures in Massachusetts include investors who might pay fees to, or co-invest with, the Bulldog defendants, I believe it is misleading for Mr. Goldstein to attempt to characterize his lectures as academic exercises or to deny they are one of his methods of promoting his business.

9. In paragraph 9 of his supplemental declaration, Mr. Goldstein generally describes the proxy solicitation process. In doing so, Mr. Goldstein makes the misleading statement that "[w]e do not solicit proxies from any record holder other than Cede & Co. . . ." This statement is misleading because Mr. Goldstein's proxy solicitation regularly involves the delivery of proxies and letters to the delivery services described with the intention that such documents will be distributed by the delivery services to shareholders. Mr. Goldstein's statement is misleading because it is akin to saying he does not send letters into Massachusetts because he merely delivers the letters to a post office in New York.

10. In paragraph 10 of his supplemental declaration, Mr. Goldstein admits that he has visited with at least two Bulldog target companies in Massachusetts but he asserts: "I did not

conduct any business in either of those two meetings. . . ." This statement is misleading because Mr. Goldstein and the defendants describe their business as "activist investing". Upon information and belief, the topics discussed at Mr. Goldstein's visits to Massachusetts included ways to increase the value of Bulldog's investments and threats to take corporate actions if his demands are not met. My belief about the content of Mr. Goldstein's discussions is based upon the facts that about the time of his meetings with each of these Massachusetts companies Mr. Goldstein publicly stated, in SEC filings and otherwise, Bulldog's intention to solicit proxies from shareholders of these Massachusetts companies in favor of Bulldog's proposals to change the operations and management of these companies.

11. On January 18, 2007, Bulldog made filings at the SEC which began a proxy solicitation process directed to RHR shareholders. In this proxy solicitation, Bulldog seeks to elect two trustees to RHR's board of trustees, to terminate RHR's management agreement with RMR Advisors, Inc. and Bulldog announced its desire to acquire additional shares of RHR in violation of the ownership limitation in RHR's Trust Agreement. This January 18, 2007 SEC filing was made by Mr. Goldstein on behalf of Bulldog Investors General Partnership. This filing is further evidence of Bulldog's conduct of business in Massachusetts. Although this SEC filing was made within two days of the date of Mr. Goldstein's supplemental declaration, there is no reference whatsoever to this activity in Mr. Goldstein's supplemental declaration. It appears to me that Mr. Goldstein may have been planning Bulldog's proxy contest at the same time he was making his supplemental declaration, and I believe his failure to disclose these Massachusetts business activities is a further indication that Mr. Goldstein's supplemental declaration is purposely designed to be misleading.

Signed upon the penalties of perjury this 22nd day of January, 2007.

Thomas M. O'Brien

Commonwealth of Massachusetts

Middlesex, ss. January 22, 2007

Thomas M. O'Brien, a person known to me, appeared before me, read the foregoing affidavit, swore that all his statements in said affidavit are true, except those statements made upon information and belief which statements he believes to be true, and affixed his signature above, all in my presence this 22nd day of January, 2007.

Name:
Notary Public
My Commission Expires: CAMILLE BALLETTO NOTARY PUBLIC MY COMMISSION EXPIRES AUG. 28, 2009

CERTIFICATE OF SERVICE
I hereby certify that a true copy of the above document was served upon the attorney of record for each other party by (hand) (mail) on Jan 24, 2007

5 of 5 DOCUMENTS

CCH Federal Securities No-Action Letters

Securities Law
Federal Securities No-Action Letters - 1978-Current
SECURITIES ACT OF 1933 - Rule 502 General Conditions To Be Met
, Lamp Technologies, Inc.
NO-ACTION-LETTER

NAFT WSB File No. 060297002

May 29, 1997

TEXT:

Company: Lamp Technologies, Inc.

Public Availability Date: May 29, 1997

WSB File No. 060297002

Fiche Locator No. 2759B9

WSB Subject Categories: 023, 112, 124, 126

References:

Securities Act of 1933, Reg. D, Rule 502

Investment Advisors Act of 1940A, Section 203(b)(3)

Investment Company Act of 1940C, Section 3(c)(1)

Investment Company Act of 1940C, Section 3(c)(7)

INQUIRY LETTER

SIDLEY & AUSTIN

ONE FIRST NATIONAL PLAZA

CHICAGO, ILLINOIS 60603

TELEPHONE(312) 853-7000

May 06, 1997

1933 Act - Rule 502(c)

1940 ICA - Section 3(c)(1)

1940 ICA - Section 3(c)(7)

1940 IAA - Section 203(b)(3)

John O'Hanlon, Esq.

Assistant Chief Counsel

Office of the General Counsel

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Martin Dunn, Esq.

Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Lamp Technologies, Inc.

No-Action Request

Gentlemen:

On behalf of this firm's client, Lamp Technologies, Inc. ("Lamp"), we are writing to request that the Division of Investment Management and the Division of Corporation Finance confirm to us that they will not recommend that the Securities and Exchange Commission (the "SEC") take any enforcement action against Lamp or any participating hedge fund manager or investment adviser if certain information concerning hedge funds is posted on a World Wide Web site administered by Lamp, which site will be password-protected and accessible only to subscribers who have been pre-qualified by Lamp as accredited investors as defined in SEC Rule 501(a) and qualified eligible participants as defined in Commodity Futures Trading Commission ("CFTC") Rule 4.7. We seek assurance that the proposed activity will not (a) involve any form of general solicitation or general advertising on behalf of any hedge fund within the meaning of Rule 502(c) under the Securities Act of 1933 (the "Securities Act"), (b) constitute a public offering of securities by any hedge fund within the meaning of Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 (the "Company Act"), or (c) cause any investment adviser to a participating hedge fund to be deemed to be holding itself out generally to the public within the meaning of Section 203(b)(3) of the Investment Advisers Act of 1940 (the "Advisers Act").

Facts

Lamp is engaged in the businesses of data processing, software development and the creation and maintenance of web sites. n1 Lamp proposes to establish and administer a home page and other linked pages (collectively, the "Site") on the World Wide Web which will contain regularly updated information concerning hedge funds. Neither Lamp nor any of its affiliates will operate or provide investment advisory services to any of the hedge funds listed on the Site. Further, Lamp will not be an agent of any posted hedge fund or hedge fund manager, nor will Lamp be an agent of any subscriber to the Site. Lamp anticipates that the Site will be of value primarily to investment and financial professionals, such as fund-of-funds managers (including an affiliate of Lamp), hedge fund managers, broker-dealers, large family investment offices, fund administrators and accounting firms. These investment and financial professionals currently expend significant resources compiling and maintaining hedge fund information internally and the Site is primarily intended to give such professionals an outside alternative that will improve the quality and timeliness of hedge fund information in a cost-effective manner. At the same time, because of the centralizing function of the Site, the managers of the posted hedge funds will be spared the inefficiency of transmitting the same information to all such professionals individually.

---------------------------------Footnotes---------------------------------

n1 Lamp currently is not registered with the SEC or CFTC in any capacity. Lamp is not a broker-dealer or affiliated with a broker-dealer, no Lamp employee is a registered representative of a broker-dealer, and Lamp, its affiliates and their employees will not in connection with the Site be involved in effecting transactions in securities or assisting participants by negotiating transactions in securities. We are not seeking assurance from the SEC as to whether Lamp needs to be registered as an investment adviser or broker-dealer in relation to the Site.

-------------------------------End Footnotes-------------------------------

The hedge funds listed on the Site will be exempt from registration as investment companies pursuant to Section 3(c)(1) or Section 3(c)(7) of the Company Act and will be privately offered pursuant to SEC Regulation D under the Securities Act. The participating hedge funds will include funds closed to new capital and funds currently accepting new capital. The investment advisers of the listed hedge funds may be either registered as investment advisers under the Advisers Act or exempt from registration pursuant to Section 203(b)(3) of the Advisers Act. Each hedge fund (or its manager or adviser) will pay Lamp a nominal fee to administer the Site, primarily for the convenience of providing a central clearing point for information which the hedge fund mangers would otherwise send individually to numerous entities. The fee paid by a hedge fund will be unrelated to whether a fund is open or closed to new investment or to the performance of or sales of interests by a fund. Each hedge fund manager will have exclusive control over the content of information regarding its hedge fund downloaded to the Site, although hedge fund managers may delegate the mechanical data entry function to Lamp or another service provider. Lamp anticipates that hedge fund managers will post both descriptive information (possibly including the fund's offering memorandum) and performance-related information. Lamp will require participating hedge fund managers to agree to post only hedge fund related information on the Site and not to offer other services or products on the Site. The Site is not generally intended as a mechanism for distributing required documents (e.g., Form ADV Part II) and notices under the Advisers Act, but each hedge fund manager will undertake to make any deliveries of such required documents in accordance with SEC Release No. 33-7289, dated May 9, 1996. The Site will also have an interactive capability designed to allow subscribers to conduct searches of the hedge fund data using user-selected criteria (e.g., all equity managers with over $100 million under management and a five-year record). To facilitate user searches, Lamp will organize the posted data in logical form and will perform certain mathematical functions, such as computing return and volatility statistics, for all hedge funds.

Because the hedge fund managers themselves will be responsible for all posted information concerning the hedge funds, a legend substantially as follows will also be prominently displayed:

THE INFORMATION INCLUDED IN THIS REPOSITORY IS THE RESPONSIBILITY OF THE RESPECTIVE HEDGE FUND MANAGERS. LAMP TECHNOLOGIES, INC. HAS NOT TAKEN ANY STEPS TO VERIFY THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION. NEITHER LAMP TECHNOLOGIES, INC., ITS AFFILIATES NOR THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS AND EMPLOYEES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, OF ANY KIND WHATSOEVER, AND NONE OF THESE PARTIES SHALL BE LIABLE FOR ANY LOSSES, DAMAGES, COSTS OR EXPENSES, OF EVERY KIND AND DESCRIPTION, RELATING TO THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION ON THIS REPOSITORY OR THE USE OF INFORMATION ON THIS REPOSITORY.

The entities Lamp intends to solicit to become subscribers to the Site primarily constitute a select group of financially sophisticated investment and financial professionals which may already monitor and gather information from a wide range of hedge funds. Each subscriber will be pre-qualified by Lamp as an "accredited investor" under SEC Rule 501(a) and a "qualified eligible participant" ("QEP") under CFTC Rule 4.7 (essentially an accredited investor which has at least a $2 million investment portfolio). In order to be pre-qualified, a potential subscriber must complete a questionnaire designed to enable Lamp to form a reasonable basis for believing that such potential subscriber is both an accredited investor and a QEP. The questionnaire will be generic in nature (i.e., it will not reference any of the particular hedge funds included on the Site). After review of the questionnaire by Lamp, an eligible entity will receive the opportunity to become a subscriber to the Site at a substantial fee (currently anticipated at approximately $500 per month). Each subscriber will receive a password permitting such subscriber continuous access to the hedge fund information contained on the Site. Access to the non-generic information posted on the Site, including the names of the posted hedge funds and their advisers, will be restricted to such subscribers. n2 Each subscriber will agree not to deliver hedge fund information posted on the Site to anyone other than the subscriber's authorized personnel and its professional advisers.

---------------------------------Footnotes---------------------------------

n2 Posted hedge funds and their managers will not be given access to the Site by virtue of such posting. Instead, they must follow the normal subscription procedure and pay the subscription fee.

---------------------------------End Footnotes-------------------------------

Legal Analysis

Rule 502(c) under the Securities Act

We believe that the posting of hedge fund information on the Site and the accessing of such information by qualified subscribers on a password-protected basis will not constitute "any form of general solicitation or general advertising" by any participating hedge fund under SEC Rule 502(c). This conclusion follows from the primary purpose of the Site (i.e., efficient information transmission rather than marketing), the pre-qualification of all subscribers and the limited number and type of subscribers (i.e., those market professionals willing to pay the substantial fee).

In reaching this conclusion, we have also relied upon the *IPONET* no-action letter (pub. avail. July 26, 1996) ("*IPONET*"), in which the Division of Corporation Finance expressed its opinion that the operation of a World Wide Web site which posted private offerings for a fee would not be deemed a general solicitation or general advertising. The Site, as proposed by Lamp, will operate in a manner similar to the site proposed in *IPONET*, as investors will be pre-qualified prior to gaining access to a password-protected page on which information concerning privately-offered hedge funds will be posted. In the present instance, as in *IPONET*, (i) both the invitation to complete the pre-qualifying questionnaire and the questionnaire itself will be generic in nature and will not reference any specific funds posted or to be posted, (ii) the password protected pages containing non-generic information will be available to a prospective subscriber only after Lamp has determined that the prospective investor is qualified and (iii) there will be a waiting period prior to the time that a new subscriber may purchase securities of a posted hedge fund. On the last point, IPONET investors were only granted access to transactions posted after the investor's qualification. That procedure is not practical here given the open-ended (i.e., continuous quarterly or annual sales) nature of many hedge funds, so instead Lamp will require subscribers to agree not to invest in any posted hedge fund (other than funds the subscriber or its affiliates already invests in, has already been solicited for or is already actively considering an investment in) for thirty days after the subscriber's qualification. This waiting period (together with the substantial fee and the fact that most hedge funds are only available to take subscriptions on a quarterly or annual basis) should be sufficient to insure that subscribers do not join to invest in any particular hedge fund (and thus that the qualification by Lamp of such subscriber is not deemed a solicitation for any particular hedge fund).

Section 3(c)(1) and Section 3(c)(7) of the Company Act

We further believe that the posting of certain hedge fund information on the Site, as described above, will not constitute a public offering for any participating hedge fund for purposes of Section 3(c)(1) or Section 3(c)(7) of the Company Act. The basis of this belief is the same as that set forth above for Securities Act purposes, and we note that the Division of Investment Management has generally interpreted the non-public offering requirement of Section 3(c)(1) as consistent with the "private offering" restrictions of Regulation D (see, e.g., *C. Evans Patterson* no-action letter (pub. avail. May 8, 1988)).

Section 203(b)(3) of the Advisers Act

Certain of the investment advisers to hedge funds that utilize the Site will be registered with the SEC under the Advisers Act. However, Lamp would prefer to also allow participation by unregistered advisers relying on the exemption provided by Section 203(b)(3) of the Advisers Act. In that regard, we believe that such an adviser should not be deemed to be "holding itself out generally to the public as an investment adviser" by virtue of posting hedge fund information on the Site.

We believe this conclusion follows from the primary purpose of the Site and the nature, limited number and pre-qualification of potential subscribers. We understand that an adviser holds itself out to the public through the indiscriminate use of business cards or telephone listings. We are also aware that the SEC has recently declared in Release No. 33-7288 that "if an adviser uses a publicly available electronic medium such as a World Wide Web site to provide information about its services, the adviser would not qualify for the exemption from registration in section 203(b)(3) of the Advisers Act." The Site information, however, will not be "publicly available." Access to the Site will be strictly limited through a password-protection system to financially sophisticated subscribers who have been pre-qualified by Lamp as accredited investors and QEPs. Lamp anticipates that the subscribers to the Site will be investment and financial professionals such as fund-of-funds managers, hedge fund managers, broker-dealers, large family investment offices, fund administrators and accountants which may already have access to most, if not all, of the hedge funds listed on the Site. The Site is simply designed to streamline and economize the transmission of information among a select group of industry professionals which may already have access to such information. Furthermore, the managers/investment advisers of the hedge funds posted on the Site will generally manage only one or a few hedge funds and will generally not be seeking new investment advisory clients.

We also believe that the use of the Site by an unregistered investment adviser is within the safe harbor created by SEC Rule 203(b)(3)-1, which provides, in relevant part, that "any person relying on this rule shall not be deemed to be holding itself out generally to the public as an investment adviser, within the meaning of section 203(b)(3), solely because it participates in a non-public offering of limited partnership interests under the Securities Act of 1933." The information listed on the Site will exclusively concern hedge funds, which are structured as limited partnerships or other collective investment vehicles. Each hedge fund manager will be required to represent to Lamp that the fund will be privately offered in strict compliance with SEC Regulation D. The subscribers to the Site will all be accredited investors eligible to participate in Regulation D private placements. Finally, as discussed above, the subscriber qualification process and the password-protection feature will be designed to satisfy Regulation D requirements (as illustrated in *IPONET*). Consequently, it is our belief that the unregistered advisers which post hedge fund information on the Site are covered by Rule 203(b)(3)-1, and thus will not be deemed to be holding themselves out generally to the public as investment advisers solely by virtue of such activity.

Conclusion

Because access to the Site will be restricted to a select group of subscribers who have been pre-qualified through the use of a generic questionnaire as accredited investors and QEPs, we believe that the posting of information concerning hedge funds on the Site will not (a) involve any form of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act, (b) constitute a public offering of securities within the meaning of Section 3(c)(1) or Section 3(c)(7) of the Company Act, or (c) cause any unregistered investment adviser to hold itself out generally to the public within the meaning of Section 203(b)(3) of the Advisers Act. We respectfully request your confirmation that you will not recommend that the SEC take any enforcement action on the foregoing basis if the Site is established and operated as described above.

Pursuant to SEC Release No. 33-6269, we herewith enclose seven copies of this no-action request.

Please contact the undersigned at (312) 853-2140 with any comments or questions you may have.

Sincerely,

William D. Kerr

WDK/dc

Enclosures

cc: Mr. Aladin Abughazaleh

Lamp Technologies, Inc.

Mr. Arthur F. Bell, Jr.

Arthur F. Bell, Jr. & Associates

STAFF REPLY LETTER

MAY 29 1997

RESPONSE OF THE OFFICE OF *CHIEF COUNSEL*

DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 97-243-CC

Lamp Technologies, Inc.

File No. 132-3

By letter dated May 6, 1997, you request assurance that the staff would not recommend that the Commission take enforcement action if certain information concerning private investment companies is posted on a web site administered by Lamp Technologies, Inc. ("Lamp"), under the circumstances described below. Specifically, you request assurance that the posting of information on the web site will not (i) involve any form of general solicitation or general advertising on behalf of a participating fund within the meaning of rule 502(c) of Regulation D under the Securities Act of 1933 ("Securities Act"), (ii) constitute a public offering of securities by a participating fund within the meaning of section 3(c)(1) or section 3(c)(7) of the Investment Company Act of *1940 ("Investment* Company Act"), or (iii) cause any investment adviser to a participating fund to be deemed to be holding itself out generally to the public as an investment adviser within the meaning of section 203(b)(3) of the Investment Advisers Act of 1940 ("Advisers Act").

Facts

Lamp is engaged in the business of data processing, software development and the creation and maintenance of web sites. Lamp proposes to establish and administer a web site that will contain information concerning funds excluded from regulation as investment companies pursuant to section 3(c)(1) or section 3(c)(7) of the Investment Company Act and privately offered pursuant to Regulation D under the Securities Act ("private funds"). n1 You represent that neither Lamp nor any of its affiliates will operate or provide investment advisory services to any of the private funds listed on the site. n2 The investment advisers of the private funds listed on the web site may be registered under the Advisers Act or they may be exempt from registration pursuant to section 203(b)(3) of the Advisers Act. n3 You anticipate that managers of the private funds will post both descriptive information (for example, offering memoranda) and performance information relating to the funds on the web site. You state that the web site is designed to streamline and economize the *transmission of* private fund information among a select group of industry professionals that in many cases already may have access to such information.

---------------------------------Footnotes---------------------------------

n1 Section 3(c)(1) excepts from the definition of investment company any issuer (i) whose outstanding securities (other than short-term paper) are beneficially owned by not more than 100 persons, and (ii) that is not making and does not presently propose to make a public offering of its securities. Section 3(c)(7) excepts from the definition of investment company any issuer, the outstanding securities of which are owned exclusively by persons who, at the time of acquisition of such securities, are "qualified purchasers" (as defined in section 2(a)(51) of the Act), and which is not making and does not at that time propose to make a public offering of such securities.

n2 You also represent that Lamp is not a broker-dealer or affiliated with a broker-dealer, no employee of Lamp is a registered representative of a broker-dealer, and Lamp, its affiliates and their employees will not in connection with the web site be involved in effecting transactions in securities or assisting participants by negotiating transactions in securities. You are not seeking assurance as to whether Lamp is required to be registered as an investment adviser or broker-dealer in relation to the site. Because Lamp's activities could raise issues concerning a broker-dealer registration, the Division of Market Regulation has asked us to inform you that the representations made in Venture Listing Services, Inc. (pub. avail. June 15, 1994) appear to be relevant to the proposed activities.

n3 Section 203(b)(3), in relevant part, provides an exemption from registration for any investment adviser who during the preceding 12 months had fewer than 15 clients, and who neither holds himself out generally to the public as an investment adviser nor acts as an investment adviser to any registered investment company.

---------------------------------End Footnotes---------------------------------

In order to obtain access to the private fund information available on the web site, a potential subscriber will be required to (i) complete a questionnaire designed to allow Lamp to form a reasonable basis for determining that the subscriber is an "accredited investor" within the meaning of Securities Act Regulation D who has at least $2 million investment portfolio, and (ii) pay a subscription fee of approximately $500 per month. You represent that Lamp will not be an agent of any subscriber to the web site. Subscribers who have pre-qualified as accredited investors and who have paid the subscription fee will receive a password permitting them access to the private fund information posted on the web site. n4 You also represent that Lamp will require subscribers to agree not to invest in any posted fund (other than funds in which the subscriber or its affiliates already invests, has already been solicited for or is already actively considering an investment in) for 30 days following the subscriber's qualification. You maintain that this waiting period, together with the subscription fee and the fact that most private funds are only available to take subscriptions on a quarterly or annual basis, ensure that subscribers do not join to invest in any particular fund and that the qualification by Lamp of the subscriber, therefore, is not deemed a solicitation for any particular fund.

-----------------------------------Footnotes-----------------------------------

n4 You represent that private funds posted on the web site and their managers will not be given automatic access to the site by virtue of being included in the database, but will be required to follow the normal subscription procedure and pay the subscription fee. Moreover, subscribers must agree not to deliver private fund information posted on the web site to anyone other than the subscriber's authorized personnel and its professional advisers.

---------------------------------End Footnotes---------------------------------

Analysis

The Commission has indicated that the placement of private offering materials on a web site, without sufficient procedures to limit access to accredited investors, would be inconsistent with the prohibition against general solicitation or advertising in rule 502(c) of Regulation D. n5 In a no-action letter to IPOnet (pub. avail. July 26, 1996), however, the staff of the Division of Corporation Finance stated that the posting of a notice of a private offering on a web site would not be deemed a "general solicitation" or "general advertising" within the meaning of Regulation D when pre-qualification and password-protection procedures designed to limit access to the web site were in place. n6

-----------------------------------Footnotes-----------------------------------

n5 *See* Use of Electronic Media for Delivery Purposes, Securities Act Release No. 7233 (Oct. 6, 1995). The Commission has requested comment whether the general solicitation prohibitions should be relaxed for certain Regulation D offerings or sales to qualified purchasers. *See* Securities Act Concepts and Their Effects on Capital Formation, Securities Act Release No. 7314 (July 31, 1996) at text accompanying note 66.

n6 You note that, to ensure that the qualification of a subscriber would not be deemed a solicitation for a particular offering, the IPOnet letter required that subscribers not be permitted to participate in an offering that was posted on the web site prior to the investor's qualification. You maintain that this procedure is not practical in the case of private fund offerings, which are made on a semi-continuous basis (quarterly or annually). You therefore propose the 30-day waiting period described above to ensure that subscribers do not join to invest in any particular private fund.

---------------------------------End Footnotes---------------------------------

You maintain that the posting of private fund information on the web site and the accessing of such information by pre-qualified subscribers on a password-protection basis would not constitute "general solicitation" or "general advertising" by any participating fund within the meaning of Regulation D. You further maintain that the posting of private fund related information on the web site, subject to the same procedures, would not constitute a public offering of securities of any participating fund for purposes of section 3(c)(1) or section 3(c)(7) of the Investment Company Act. You note that, as a general matter, if an offer is public for purposes of the Securities Act, it also would be public for purposes of section 3(c)(1) and, presumably, section 3(c)(7). n7

---------------------------------Footnotes---------------------------------

n7 *See, e.g.,* Gerard Rizzuti (pub. avail. June 7, 1983).

---------------------------------End Footnotes---------------------------------

In addition, you assert that an investment adviser exempt from registration under section 203(b)(3) of the Advisers Act should not, by virtue of posting private fund information on the web site subject to the procedures above, be deemed to be "holding itself out generally to the public as an investment adviser." n8 You maintain that the web site information will not be "publicly available," because access to such information will be limited to a select group of accredited investors through the pre-qualification procedures and password-protection system. You represent that Lamp will require private fund managers to agree to post only private fund related information on the web site and to not offer other services (such as advisory services) or products on the site. n9 You also maintain that the use of the site by unregistered investment advisers is consistent with the safe harbor created by rule 203(b)(3)-1 under the Advisers Act, because the information listed on the site will exclusively concern funds structured as limited partnerships that are privately offered in compliance with Regulation D. n10

---------------------------------Footnotes---------------------------------

n8 The Commission has stated that an adviser who uses a publicly available electronic medium such as a web site to provide information about its services would not qualify for the exemption from registration provided by section 203(b)(3) of the Advisers Act. *See* Use of Electronic Media by Broker-Dealers, Transfer Agents, and Investment Advisers for Delivery of Information, Securities Act Release No. 7288 (May 9, 1996), at text following note 32 (an investment adviser that advertises using electronic media will be deemed to have offered its services to the public).

n9 *Cf.* Munder Capital Management (pub. avail. May 17, 1996) (mutual fund related documents available on a web site are not advertisements for the adviser's advisory services unless they are "designed to maintain existing clients or solicit new clients for the adviser").

n10 Rule 203(b)(3)-1(c) provides that an investment adviser relying on the rule shall not be deemed to be holding itself out generally to the public as an investment adviser, within the meaning of section 203(b)(3), solely because it participates in a non-public offering of limited partnership interests under the Securities Act.

---------------------------------End Footnotes---------------------------------

Based on the use of procedures designed to limit access to the web site information to a select group of accredited investors, we do not believe that the proposed posting of private fund information on the web site would constitute a public offering of securities by a participating fund within the meaning of section 3(c)(1) or section 3(c)(7) of the Investment Company Act. n11 In addition, based on the use of procedures designed to limit access to the web site information to a select group of accredited investors and your representation that Lamp will require private fund managers to agree to post only private fund related information on the web site and to not offer other services or products on the site, we do not believe that an investment adviser who posts only private fund information on the web site would be "holding itself out generally to the public" as an investment adviser within the meaning of section 203(b)(3) of the Advisers Act.

---------------------------------Footnotes---------------------------------

n11 We note that, while access to the web site would be limited to accredited investors, section 3(c)(7) funds would be required to limit sales of securities to "qualified purchasers," as defined in section 2(a)(51) of the Act.

---------------------------------End Footnotes---------------------------------

We therefore would not recommend that the Commission take enforcement action if Lamp posts information concerning private funds on a web site that is password-protected and accessible only to subscribers who are pre-determined by Lamp to be accredited investors. n12

---------------------------------Footnotes---------------------------------

n12 We note that there may be other, equally effective, procedures designed to restrict access to web site information that would not cause a private fund to be unable to rely on section 3(c)(1) or section 3(c)(7) of the Investment Company Act or a private fund manager to be unable to rely on section 203(b)(3) of the Advisers Act.

---------------------------------End Footnotes---------------------------------

The Division of Corporation Finance has asked us to inform you that the qualification of accredited investors in the manner described and the posting of a notice concerning a private fund on a web site that is password-protected and accessible only to subscribers who are pre-determined by Lamp to be accredited investors would not involve a "general solicitation" or "general advertising" within the meaning of rule 502(c) of Securities Act Regulation D. In reaching this conclusion, the Division notes that (i) both the invitation to complete the questionnaire used to determine whether an investor is accredited and the questionnaire itself will be generic in nature and will not reference any specific funds posted or to be posted on the password-protected web site; (ii) the password-protected web site will be available to a particular investor only after Lamp has made the determination that the particular potential investor is accredited; and (iii) a potential investor may purchase securities only after the waiting period described in your letter. In this regard, the Division takes no position as to whether the information obtained by Lamp is sufficient to form a reasonable basis for believing an investor to be accredited.

These positions are based on the facts and circumstances set forth in your letter. Any different facts or circumstances may require a different conclusion. n13

---------------------------------Footnotes---------------------------------

n13 We take this opportunity to express our view that we also would not object if similar screening procedures were used by the publisher of a private fund directory distributed in paper, rather than electronic, format.

---------------------------------End Footnotes---------------------------------

Natalie S. Bej

Special Counsel

UPDATE-DATE: September 26, 2006

CCH Federal Securities No-Action Letters

Securities Law
Federal Securities No-Action Letters - 1978-Current
SECURITIES ACT OF 1933 - Rule 502 General Conditions To Be Met
P 77,453, Lamp Technologies, Inc.
NO-ACTION-LETTER

WSB File No. 060198008

May 29, 1998

TEXT:
98 CCH Dec., FSLR P 77,453

Securities Act--Exemptions--Web Sites--Solicitation.--

A company that maintains a password-protected Web site containing private fund information and restricts access to the site to investors pre-qualified as accredited is not offering or selling securities by general solicitation or advertising within the meaning of Rule 502(c). The company also imposes a 30-day waiting period for the service and charges a variable fee rather than a monthly subscription fee.

Investment Advisers Act--Registration--Exemptions--Web Sites.--

An unregistered investment adviser that posts information concerning privately offered funds, but offers no other products or services, on a Web site administered by a separate company is not "holding itself out generally" to the public if access to the site is password-protected and restricted to accreditedinvestors. It does not matter if the company charges a set monthly fee or a variable fee to subscribers, who do not necessarily have to be Qualified Eligible Participants under the Commodity Exchange Act to gain access to the site. The staff's position is not affected if participating private funds are structured as domestic or foreign partnerships, limited liability companies, trusts or other entities.

Investment Company Act--Securities--Public Offering--Web Sites.--

A company that posts information about private funds on its Web site, which is accessible only to accredited investors who have waited 30 days to obtain a password for the service, is not involved in a public offering of securities under either Section 3(c)(1) or 3(c)(7). It does not matter if the company charges a fixed monthly rate or a variable fee to its subscribers nor does it affect the staff's position if the subscribers are not Qualified Eligible Participants under the Commodity Exchange Act, so long as they are accredited investors.

Public Availability Date: May 29, 1998

WSB File No. 060198008

Fiche Locator No. 2915F14

WSB Subject Categories: 23, 112, 124, 126

References:

Securities Act of 1933, Section 3(b), Rule 502

Investment Company Act of 1940C, Section 3(c)(1)

Investment Company Act of 1940C, Section 3(c)(7)

Investment Company Act of 1940A, Section 203(b)(3)

-------------------Washington Service Bureau Summary-------------------

"...The staff advises this company, which requests assurance that the posting of information on a Web site would not constitute a public offering of securities by a private fund within the meaning of 1933 Act section 3(c)(1) or Investment Company Act section 3(c)(7), that it would not recommend Commission action under Investment Company Act section 7 if the company posts information concerning private funds on the Web site. The company is engaged in the business of data processing, software development and the creation and maintenance of Web sites. The company currently operates a Web site that contains information concerning private funds that are privately offered under 1933 Act Regulation D. The company originally sought and received no action assurance from the Division of Investment Management in May 1997 (Lamp Technologies, Inc., SEC No-Action Letters Ind. & Summaries (WSB) #060297002 (May 29, 1997)). In its original request, the company represented that each subscriber to the Web site would pay a fixed subscription fee and would be a qualified eligible participant (QEP) as defined in the Commodity Exchange Act rule 4.7. The company further represented that the private funds would be structured as limited partnerships or other collective investment vehicles, and that the funds would be privately offered in compliance with Regulation D. The staff is of the view that the elimination of the QEP requirement and the subscription fee requirement would not affect its position regarding whether the posting of information about private funds on the Web site would constitute a public offering of securities by the funds within the meaning of 1933 Act section 3(c)(1) or Investment Company Act section 3(c)(7). The staff will also raise no objection to the elimination of the requirement that a specific subscription fee be paid by the subscribers and that each subscriber be a QEP, provided that access to the Web site continues to be limited exclusively to accredited investors within the meaning of rule 501 of Regulation D. Also, the staff is of the view that its previous position would not be affected if the private funds were structured as domestic or foreign limited partnerships, limited liability companies, trusts or other entities."

[LETTER OF INQUIRY]

April 27, 1998

Martin Kimel, Esq.

Senior Counsel

Office of the General Counsel

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Barak Romanck, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Rc. **Lamp Technologies, Inc.**

Revised No-Action Request

Gentlemen:

On behalf of this firm's client, Lamp Technologies, I.I.C ("Lamp"), we are writing to request that the Division of Investment Management and the Division of Corporation Finance confirm to us that they will not recommend that the Securities and Exchange Commission (the "SEC") take any enforcement action against Lamp or any participating hedge fund manager or investment adviser if certain information concerning hedge funds is posted on a World Wide Web site named HedgeScan administered by Lamp, which site will be operated in the manner described in our May 6, 1997 no-action request (the "Original Request") and the response of the Division of Investment Management dated May 29, 1997 (the "Original Response"), with the modifications described herein. Specifically, we seek assurance that the proposed activity will not (a) involve any form of general solicitation or general advertising on behalf of any hedge fund within the meaning of Rule 502(c) under the Securities Act of 1933 (the "Securities Act"), (b) constitute a public offering of securities by any hedge fund within the incaning of Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 (the "Company Act"), or (c) cause any investment adviser to a participating hedge fund to be deemed to be holding itsclf out generally to the public within thc incaning of Section 203(b)(3) of the Investment Advisers Act of 1940 (the "Advisers Act").

Lamp has advised as that it is currently operating HedgeScan in all material respects in the manner described in the Original Request and the Original Response. As discussed recently with Mr. Kimel and Mr. Romanek, Lamp would now like to change two features of. HedgeScan. Lamp also would like to clarify one point in the Original Response.

First, Lamp would like to eliminate the requirement that a specific subscription fee be payable by HedgeScan subscribers (stated as approximately $500/month in the Original Response) Lamp would like the ability to charge whatever fees it deems appropriate for HedgeScan. This change is driven by marketing concerns, namely that Lamp needs more pricing flexibility to properly market HedgeScan. This pricing change does not reflect any change in the types of subscribers being solicited by Lamp or the purposes of HedgeScan.

The fee requirement was included in the Original Request as an additional factor in restricting the subscriber base to a limited number of market professionals and ensuring that subscribers did not join HedgeScan to invest in any particular hedge fund (and thus that qualification of subscribers by Lamp would not be deemed a solicitation for any particular fund). However, we believe that there are compensating factors that make the fee requirement unnecessary. Specifically, the accredited investor requirement and 30-day waiting period will limit the number and type of subscribers and the waiting period and periodic (e.g., quarterly or annual) availability of most hedge funds for subscription should ensure that subscribers to HedgeScan do not subscribe to invest in any particular fund. We would also note that (1) SEC Rule 506 (under which almost all hedge fund sales are made in the United States) does not limit the number of accredited investors that may invest in a Rule 506 private offering, (2) the Division of Corporation Finance did not impose any specific fee requirement in the IPO net letter (publ. avail. July 26, 1996) and (3) the "Analysis" section of the Original Response (which section specifies the basis for each Division's position) does not mention or appear to rely on the fee requirement.

Second, Lamp would like to eliminate the requirement that each subscriber be a "qualified eligible participant" ("QEP") as defined in Commodity Futures Trading Commission Rule 4.7 (which includes, among other things, a $2 million investment portfolio requirement). This requirement was included in the Original Request because it was contemplated that many participating hedge funds would be exempt commodity pools permitted only to accept QEPs as investors. In fact, however, the participating hedge funds consist in large part of hedge funds which either are not commodity pools at all (since they don't use futures contracts) or are non- exempt commodity pools (which are not subject to the QEP requirement). Hence, the QEP threshold is not necessary to accomplish Lamp's objectives. We would also note that the "accredited investor" threshold was deemed sufficient by the Division of Corporation Finance in the IPOnet letter (publ. avail. July 26, 1996).

Third, Lamp would like to clarify that the participating hedge funds may be structured as domestic or foreign limited partnerships, limited liability companies, trusts or other entities. This issue arises because the Original Response on page four noted that HedgeScan "will exclusively concern funds structured as limited partnerships." As a practical matter, hedge funds utilize many forms of organization, the limited partnership only being one such form (albeit the most popular structure for domestic hedge funds). The form of organization should have no impact on the legal analysis, so long as the funds otherwise fall within the description of hedge funds in the Original Request and Original Response.

Because access to HedgeScan will be restricted to a select group of subscribers who have been pre-qualified through the use of a generic questionnaire as accredited investors, and for the other reasons noted in our Original Request, we believe that the posting of information concerning hedge funds on HedgeScan will not (a) involve any form of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act, (b) constitute a public offering of securities within the meaning of Section 3(c)(1) or Section 3(c)(7) of the Company Act, on (c) cause any unregistered investment adviser to hold itself out generally to the public withinthe meaning of Section 203(b)(3) of the Advisers Act. We respectfully request your reconfirmation that you will not recommend that the SEC take any enforcement action on the foregoing basis if HedgeScan is operated as described in the Original Request, as modified herein.

Pursuant to SEC Release No. 33-6269, we herewith enclose seven copies of this no-action request. We also enclose herewith copies of the Original Request and Original Response.

Please contact the undersigned at (312) 853-2140 with any comments or questions you may have

Sincerely,

William D. Kerr

WDK:jlg

Enclosures

cc: Mr. Aladin Abughazalch

Lamp Technologies, L.L.C.

[STAFF REPLY LETTER]

May 29, 1998

Our Ref. No. 93-123

Lamp Technologies, Inc.

File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL

DIVISION OF INVESTMENT MANAGEMENT

By letter dated April 27, 1998, you request assurance that the staff would not recommend that the Commission take any enforcement action if certain information concerning privately offered investment companies ("private funds") is posted on a web site administered by Lamp Technologies, Inc. ("Lamp") that is operated as described in your May 6, 1997 letter (the "Original Letter") and the response of the Division of Investment Management dated May 29, 1997 (the "Original Response"), with the modifications described below. Specifically, you request assurance that the posting of information on the web site would not (i) involve any form of general solicitation or general advertising on behalf of a private fund within the meaning of Rule 502(c) of Regulation D under the Securities Act of 1933 ("Securities Act"); (ii) constitute a public offering of securities by a private fund within the meaning of Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 ("Investment Company Act"); or (iii) cause any investment adviser to a private fund to be deemed to be holding itself out generally to the public within the meaning of Section 203(b)(3) of the Investment Advisers Act of 1940 ("Advisers Act").

Facts

Lamp is engaged in the business of data processing, software development, and the creation and maintenance of web sites. Lamp currently operates a web site that contains information concerning private funds, *i.e.*, funds that are excluded from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act and that are privately offered under Regulation D under the Securities Act. n1 The operation of the web site is described in greater detail in the Original Letter.

---------------------------------Footnotes---------------------------------

n1 Section 3(c)(1) excepts from the definition of investment company any issuer (i) whose outstanding securities (other than short-term paper) are beneficially owned by not more than 100 persons, and (ii) that is not making and does not presently propose to make a public offering of its securities. Section 3(c)(7) excepts from the definition of investment company any issuer, the outstanding securities of which are owned exclusively by persons who, at the time of acquisition of such securities, are "qualified purchasers" (as defined in Section 2(a)(51) of the Act), and which is not making and does not at that time propose to make a public offering of such securities.

---------------------------------End Footnotes------------------------------

In the Original Letter, you stated that each subscriber would pay a subscription fee. You also stated that each subscriber would be a "qualified eligible participant" as defined in Rule 4.7 under the Commodity Exchange Act ("QEP") and, as a QEP, would have an investment portfolio of at least $2 million. Further, you stated that the private funds would be structured as limited partnerships or other collective investment vehicles, and that these funds would be privately offered in compliance with Regulation D.

You now propose to eliminate the requirements that subscribers pay any set subscription fee and qualify as a QEP. You also now state that the private funds may be structured as domestic or foreign partnerships, limited liability companies, trusts or other entities.

Analysis

The Commission has indicated that the placement of private offering materials on an Internet web site, without sufficient procedures to limit access to accredited investors, would be inconsistent with the prohibition against general solicitation or advertising in rule 502(c) of Regulation D. n2 In an interpretive letter issued to IPOnet (pub. avail. July 26, 1996), the staff of the Division of Corporation Finance stated that the posting of a notice of a private offering on a web site would not be deemed a "general solicitation" or "general advertising" within the meaning of Regulation D when pre-qualification and password-protection procedures designed to limit access to the web site to accredited investors were in place. As a general matter, if an offer is public for purposes of the Securities Act, then it also would be public for purposes of Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. n3

---------------------------------Footnotes---------------------------------

n2 *See* Use of Electronic Media for Delivery Purposes, Securities Act Release No. 7233 (Oct. 6, 1995).

n3 *See, e.g.*, Gerard Rizzuti (pub. avail. June 7, 1983) (staff stated that, if an offer is public for purposes of the Securities Act, it also would be public for purposes of the Investment Company Act).

---------------------------------End Footnotes-------------------------------

In the Original Response, we stated that, based onthe use of procedures designed to limit access to the information on the web site to a select group of accredited investors, we believed that the posting of private fund information on the web site would not constitute a public offering of securities by a private fund within the meaning of Section 3(c)(1) or Section 3(c)(7). n4 You argue that, in IPOnet, it was only necessary that each subscriber be an accredited investor. It was not necessary that each subscriber pay a subscription fee or be a QEP, which you state includes having a $2 million investment portfolio. n5 You therefore believe that the elimination of these requirements should not affect the staff's position in the Original Response.

-----------------------------------Footnotes---------------------------------

n4 As noted in the Original Response, however, while access to the web site must be predicated upon satisfying the definition of an accredited investor, private funds that are structured in reliance on Section 3(c)(7) would be required to limit sales of securities to "qualified purchasers," as defined in Section 2(a)(51) of the Investment Company Act. Qualified purchasers generally must own very substantial investments. *See, e.g.*, Section 2(a)(51)(i) (defining "qualified purchaser" to include a natural person who owns "not less than $5,000,000 in investments, as defined by the Commission").

n5 We note that the size of a subscriber's investment portfolio may be relevant to determining whether the subscriber is an accredited investor. *See, e.g.*, Rule 501(a)(5) (defining "accredited investor" to include a natural person whose individual net worth, or joint net worth with that person's spouse, at the time of purchase exceeds $1 million).

---------------------------------End Footnotes-------------------------------

We agree that the elimination of these requirements would not affect our position regarding whether the posting of information about private funds on the web site would constitute a public offering of securities by these funds within the meaning of Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. On this basis, we would not recommend that the Commission take any enforcement action under Section 7 of the Investment Company Act if Lamp posts information concerning private funds on the web site in the manner described in the Original Letter and your letter dated April 27, 1998:

The Division of Corporation Finance has asked us to inform you that, provided that access to the web site continues to be limited exclusively to "accredited investors" within the meaning of Rule 501 of Regulation D, the Division will not object to the proposed modifications. More specifically, based on the description of such modifications set forth in your letter dated April 27, 1998, the Division sees no reason to alter its previous grant of no-action relief pursuant to the Original Response. n6

-----------------------------------Footnotes---------------------------------

n6 In reaffirming the positions taken in the Original Response, the Divisions express no view regarding the applicability of the Commodity Exchange Act to the posting of information about private funds on the web site.

---------------------------------End Footnotes-------------------------------

In the Original Response, we also stated that an investment adviser that posted only information about private funds on the web site would not be "holding itself out generally to the public" as an investment adviser within the meaning of Section 203(b)(3) of the Advisers Act. n7 This position was based on Lamp's use of procedures designed to limit access to the web site information to a select group of accredited investors and its requirement that managers of the private funds agree to post only information related to these funds on the web site and not to offer other services or products on the site. You ask that we clarify that this position would not be affected if the private funds were structured as domestic or foreign partnerships, limited liability companies, trusts or other entities. We agree that our position would not be affected if the private funds were so structured.

----------------------------------Footnotes---------------------------------

n7 Section 203(b)(3), in pertinent part, provides an exemption from registration for any investment adviser that during the preceding 12 months had fewer than 15 clients, and that neither holds itself out generally to the public as an investment adviser nor acts as an investment adviser to any registered investment company.

--------------------------------End Footnotes-------------------------------

Please note that these positions are based on the facts and representations set forth in the Original Letter and your letter dated April 27, 1998. Any different facts or representations may require a different conclusion.

Martin Kimel

Senior Counsel

UPDATE-DATE: September 26, 2006

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP; OPPORTUNITY PARTNERS LIMITED PARTNERSHIP; FULL VALUE PARTNERS LIMITED PARTNERSHIP; OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP; KIMBALL & WINTHROP, INC.; FULL VALUE ADVISORS, LLC; SPAR ADVISORS LLC; PHILLIP GOLDSTEIN; and JOHN DOES NUMBER 1-500,

Defendants.

Civil Action No. MICV2006-04054

DEFENDANTS' REQUEST FOR HEARING ON THEIR MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

Pursuant to Superior Court Rule 19A(c), defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC and Phillip Goldstein ("Defendants") hereby request a hearing on Defendants' Motion to Dismiss for Lack of Personal Jurisdiction. As reasons therefore, Defendants state that under Superior Court Rule 9A(c)(3), there is a presumptive right to a hearing on a motion to dismiss pursuant to Mass. R. Civ. P. 12. Further, Defendants respectfully submit that a hearing will assist the court to resolve the factual and legal issues raised by Defendants' Motion to Dismiss.

Dated: January 17, 2007

Respectfully submitted,

Theodore M. Hess-Mahan BBO #557109
Law Office of Theodore M. Hess-Mahan
871 Watertown Street
Newton, MA 02465
(617) 795-7220

Gregory E. Keller
Chitwood Harley Harnes LLP
11 Grace Avenue, Suite 306
Great Neck, New York 11021
(516) 773-6090

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC and Phillip Goldstein

CERTIFICATE OF SERVICE

I hereby certify that a true copy of the foregoing document was served upon the attorney of record for each other party by e-mail and by U.S. Mail on January 17, 2006.

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP; OPPORTUNITY PARTNERS LIMITED PARTNERSHIP; FULL VALUE PARTNERS LIMITED PARTNERSHIP; OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP; KIMBALL & WINTHROP, INC.; FULL VALUE ADVISORS, LLC; SPAR ADVISORS LLC; PHILLIP GOLDSTEIN; and JOHN DOES NUMBER 1-500,

Defendants.

Civil Action No. MICV2006-04054A

DEFENDANTS' REPLY MEMORANDUM IN FURTHER SUPPORT OF MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

Plaintiff's Opposition to Defendants' Motion to Dismiss ("RHR Opp.")[1] presents a series of invalid propositions, based largely on misleading factual assertions, in order to have this court assert personal jurisdiction over the Bulldog defendants. To assert jurisdiction, RHR relies upon the correspondence it initiated after Bulldog filed its Form 13D indicating beneficial ownership of shares in excess of the purported ownership limitation in RHR's Declaration of Trust,

[1] RMR Hospitality is referred by its stock exchange ticker symbol, "RHR."

correspondence that obviously does not form the basis of plaintiff's claim. Moreover, plaintiff also falsely asserts that Bulldog sent letters to Plaintiff threatening it with litigation. RHR Opp. at 8.

The plaintiff has the burden of making a prima facie showing of specific facts meeting the requirements of general or specific personal jurisdiction. *Biopharma Capital, LTD. v. Lydon*, No. 01-1926, 2002 WL 31957013, *4 (Mass. Super. Dec. 2, 2002) (citing *Foster-Miller Inc. v. Babcock & Wilson Can.*, 46 F. 3d 138, 145-146 (1st Cir. 1995)). It cannot do so, because none of the very limited contacts with Massachusetts that Plaintiff asserts as a basis for jurisdiction gave rise to the controversy that is the subject of RHR's complaint. RHR Opp. at 12. Plaintiff's complaint is extremely simple – it is based on the purported limitation on record and beneficial ownership of RHR shares over 9.8% and Bulldog's Form 13D indicating that it had acquired beneficial ownership of more than 9.8% of the shares. This controversy existed before RHR began its correspondence with defendants, and continues to exist independently of that correspondence or any incidental contacts with Massachusetts that have nothing whatsoever to do with the ownership limitation.

ARGUMENT

A. The Correspondence Commenced By Plaintiff Cannot Form a Basis for Jurisdiction.

1. Defendant Goldstein Did Not "Threaten" Litigation

Plaintiff RHR offers several cases addressing correspondence by a defendant in its attempt to assert that the defendants are subject to personal jurisdiction in this case. Specifically, it cites *Nova Biomedical Corp. v. Moller*, 629 F. 2d. 190, 195 (1st Cir. 1980), *Micro Networks Corp. v. HIG Hightec, Inc.*, 195 F. Supp. 2d 255, 262 (D. Mass. 2001) and *GSI Lumonics, Inc.*, 112 F. Supp. 2d 99 (D. Mass. 2000) for the proposition that sending a letter threatening a lawsuit constitutes conducting business in Massachusetts, from which personal jurisdiction may be asserted. However, these cases are completely inapplicable to this case because the defendants did not threaten plaintiff with litigation.

The Court in *Nova Biomedical Corp.* found that the defendant was subject to personal jurisdiction because the defendant with a cross-licensing agreement with a Massachusetts corporation, sent two letters to a Massachusetts corporation, demanding the Massachusetts corporation to "cease and desist" from such infringement, and stating that a prompt response would avoid the need for instituting litigation. *Nova Biomedical Corp.*, 629 F. 2d. at 191. The court in *GSI Lumonics Inc.*, asserted personal jurisdiction over the defendant because it mailed correspondence to officers and managers located in Massachusetts "threaten[ing] immediate litigation if contact were not made within two days to discuss the issue." *GSI Lumonics, Inc.*, 112 F. Supp. 2d at 110.[2]

In this case, RHR has failed to produce any letter from defendants threatening it with litigation. Instead, plaintiff seeks to divine from defendant Goldstein's very measured response to plaintiff's threatening letters, sent after all the facts giving rise to the plaintiff's claim occurred, a threat of litigation. It simply does not exist. Indeed, RHR recognized that Goldstein made no threat of litigation whatsoever: "[t]he news articles which you attached to your letter and other public information about your activities make clear that you regularly seek to bring litigation, *despite your statements to the contrary*." O'Brien Affidavit, Ex. E (RHR's October 17,

[2] In *Micro Networks Corp. v. HIG Hightec, Inc.*, at 261, the defendant had pervasive contacts with the Massachusetts plaintiff – it appointed and controlled a member to the Massachusetts plaintiff's Board of Directors; was involved in plaintiff's operations, management and strategic decisions; had numerous contacts with plaintiff by telephone, fax, email and in person; and attended board meetings in Massachusetts though its agent. These contacts, together with a letter sent to the plaintiff threatening to seek to enjoin an acquisition if the transaction proceeded without obtaining defendant's consent, were found to be sufficient as a whole for personal jurisdiction. *Micro Networks Corp.*, at 260.

2006 letter).

Goldstein's only correspondence to RHR was in response to RHR's threatening demand letters to Bulldog. None of his responsive correspondence contained any threat to bring litigation:

- In Goldstein's August 15, 2006 reply letter to RHR's August 9, 2006 correspondence, he stated, "Of course you many disagree with our analysis [of the purported ownership limitation] and elect to sue us to enforce Article 5... As an alternative to expensive litigation or a proxy contest we propose that management consider taking meaningful action to address RHR's discount." RHR Opp., Ex. D.

- In Goldstein's September 25, 2006 reply letter to RHR's August 25, 2006 correspondence, he stated, "Of course we would like to avoid litigation and we hope you would too....To show our good faith and to induce you to enter into negotiations to discuss the discount, we will not acquire any more shares of RHR or discuss RHR publicly until October 20, 2006." RHR Opp., Ex. E.

- In Goldstein's October 21, 2006 reply letter to RHR's October 17, 2006 correspondence, he stated, "On the bright side, we can assure you that we have no intent to initiate litigation against RHR at this time. If you change your mind about discussion, please feel free to contact me directly." RHR Opp., Ex. E.

Plaintiff's assertion, therefore, that defendants threatened litigation over the share limitation is sheer fiction. Nevertheless, even if the correspondence initiated by RHR were considered a threat of litigation by the defendants, rather than by the plaintiff, "[t]here is significant doubt that a threatening letter *alone* can satisfy 'notions of fair play and substantial justice.'" *GSI Lumonics, Inc.*, at 110. As the court in *GSI Lumonics, Inc.* carefully noted, "[m]ore importantly, we do not hold here...that 'sending threatening infringement letters into the forum district suffices to succumb to that district's jurisdiction." *Id.* That principle applies with more strength here, where the controversy that forms the basis of plaintiff's lawsuit arose before plaintiff ever commenced corresponding with the defendants. Plaintiff's claim exists entirely independently of the correspondence and mere discussion of the resolution of the controversy in that subsequent correspondence cannot create personal jurisdiction.

2. **Plaintiff's Lawsuit Does Not Arise Out of the Correspondence Commenced By Plaintiff.**

RHR asserts that its "lawsuit is directly related to Bulldog's conduct of business in Massachusetts." RHR Opp. at 12. It is not. The lawsuit is based solely on Bulldog's ownership of beneficial interests in shares of RHR in excess of 9.8% of the total outstanding shares, which RHR claims violates the purported limitation of ownership provision in the Declaration of Trust. Complaint at ¶1. Personal jurisdiction over this simple claim, however, cannot be based on the ownership of those interests: "(i)t strains reason . . . to suggest that anyone buying securities in a corporation formed in [Massachusetts] 'impliedly consents' to subject himself to [Massachusetts'] . . . jurisdiction on any cause of action." *Shaffer v. Heitner*, 433 U.S. 186, 216-217 (1977).

Moreover, all of the facts giving rise to the controversy existed before RHR began any correspondence with defendants – when Bulldog reported that it was deemed to be the owner of beneficial interests in 348,400 shares of RHR in a filing with the SEC on August 1, 2006. Thus, plaintiff cannot plausibly claim that "RHR's claims arise from Bulldog's shareholder activism directed toward RHR." RHR Opp. at 12. The controversy existed before the correspondence began, and Goldstein's suggestion that he may appeal to the shareholders in the future does not constitute a purposeful contact with Massachusetts.[3]

The relatedness requirement is not met merely because a plaintiff's cause of action arose out of the general relationship between the parties; rather, the action must directly arise out of the

[3] Plaintiff suggests that participation in corporate governance is a contact that provides a basis for asserting jurisdiction. However, the cases it cites involved shareholders who had purchased stock or options issued in private negotiation with the company and who had appointed directors who participated in the management of the company. *See* RHR Opp.. The plaintiff has not cited a case where a possible future appeal to shareholders provides a basis for personal jurisdiction with respect to an already existing controversy based solely on the ownership of shares.

specific contacts between the defendant and the forum state in order for those contacts to be a basis for jurisdiction. *Bliss Valley Properties, LLC v. Eliopulos*, No. 041100BLS, 2005 WL 1683749, *9 (Mass. Super. June 2, 2005). To qualify as jurisdiction-inducing activity, the defendant' contacts with the forum must have given rise to their alleged noncompliance with the Declaration of Trust. *Fern v. Immergut*, 55 Mass. App. Ct. 577, 582 (2002). None of the alleged contacts give rise to the alleged non-compliance.

Moreover, Plaintiff's assertion does not withstand the Massachusetts "but for" test in interpreting the "arising from" language found in *M.G.L.A. c. 223A, § 3*. If RHR had never begun its correspondence with the defendants, and no letters had ever changed hands, the Plaintiffs' claim would be identical. RHR would still be asserting that the defendants are not in compliance with the purported ownership limitation. Therefore, it is impossible for RHR to assert that its claims arise from defendants' correspondence with plaintiff.

B. <u>Personal Jurisdiction In This Action May Not Be Based on a Website</u>

RHR argues that the defendants' "contacts with Massachusetts also include the operation of an interactive website, *www.bulldoginvestors.com*, which is accessible by Massachusetts residents, and Bulldog has emailed solicitation materials to Massachusetts residents based on expressions of interest on this website." RHR Opp. at 16. RHR has seriously mischaracterized the nature of the website through the misleading affidavit of Brendan Hickey.[4] More importantly, the controversy that gives rise to this action is wholly unrelated to the website and

[4] Brendan Hickey coincidentally shares the same last name as the "Robert Hickey, Esq." that Mr. O'Brien copied on all of his correspondence with Mr. Goldstein. *See, e.g., O.Brien Affidavit, Ex. E*. Mr. Hickey accessed the Bulldog site on December 10, 2006, the day that plaintiff filed its lawsuit. His affidavit appears to be an orchestrated attempt by plaintiff to try to create facts that would establish personal jurisdiction. As defendants' motion to strike demonstrates, however, Hickey affidavit is seriously misleading in that it omits key facts about Mr. Hickey's visit to the website. Those omitted facts preclude the plaintiff from making any argument whatsoever based on the website.

any contacts by a Massachusetts resident with the website.

RHR cites three trademark cases in which the court concluded there was personal jurisdiction. In the most recent, *Venture Tape Corp. v. McGills Glass Warehouse*, 292 F. Supp. 2d 230 (D. Mass. 2003) the court noted "[t]he First Circuit has not addressed the question of whether an interactive website, located outside Massachusetts and directed at Massachusetts residents only in the sense that it is directed at residents of every state, may on its own fulfill the requirement of purposeful availment." *Id.*, at 232. Here, the Bulldog website specifically states, "The information is available for information purposes only and does not constitute solicitation as to any investment service or product and is not an invitation to subscribe for share or units in any fund herein." Goldstein Supplemental Declaration, Exs. A, B. Because Hickey agreed to these terms in order to both access the website and request further information by registering, Goldstein Supp. Decl. at ¶5, the website cannot fulfill the requirement of purposeful availment.

More importantly, in each of the three trademark cases cited by plaintiff, *Venture Tape Corp.*, *Northern Light Tech., Inc. v. Northern Lights Club*, 97 F. Supp. 2d 96 (D. Mass 2000) and *Hasbro, Inc. v. Clue Computing, Inc.*, 994 F. Supp. 34 (D. Mass. 2000), the website itself was part of the controversy that gave rise to the complaints. Here, Bulldog's website has nothing whatsoever to do with the claim that RHR has asserted. This case is not one brought by an investor in one of Bulldog's funds or a trademark infringement case for the use of the term "Bulldog." The website, even if considered a contact with Massachusetts, cannot be a basis for personal jurisdiction in this action.

The court's decision in *Island Oasis Frozen Cocktail Co., Inc. v. Florida Bulk Sales, Inc.*, CA 03-1696, 2004 WL 557300 (Mass. Super. March 10, 2004) is instructive. There, the court refused to assert personal jurisdiction where a defendant's website made available its advertising message in all fifty states. In that case, the existence of the defendant's website coupled with defendant's other limited contacts with Massachusetts were insufficient to show that the cause of action "ar[ose] from" the defendant alleged transactions or solicitations in Massachusetts under the long-arm statute. *Id.*, at *1 (citing *Droukas v. Divers Training Academy, Inc.*, 375 Mass 149 (1978) and *Fern v. Immergut*, 55 Mass. App. Ct. 577 (2002)). Similarly, RHR cannot show that its claim against Bulldog for specific performance for the alleged noncompliance of the Trust arises from Bulldog's website or from any other activity conducted in Massachusetts.

C. The Other Incidental Contacts of Defendants With Massachusetts Do Not Establish Personal Jurisdiction.

Plaintiff argues that Mr. Goldstein's few incidental contacts with Massachusetts give rise to personal jurisdiction. Those contacts are insufficient to establish such jurisdiction.

By faculty invitation, Mr. Goldstein attended an academic conference sponsored by Boston College and a seminar for faculty and graduate students at the University of Massachusetts at Amherst.[5] Goldstein Supp. Decl. at ¶¶6-8. Mr. Goldstein also attended a meeting in 2001 and in 2006 with managements of two different companies in which he was a stockholder. The purpose of those meetings was to discuss issues of common concern to both management and shareholders, namely how to enhance shareholder value. In neither meeting did Goldstein conduct business with the company or suggest or enter into any type of business relationship. Goldstein Supp. Decl. at ¶10.

None of these incidental contacts with Massachusetts, entirely unrelated to RHR, provide a basis for asserting personal jurisdiction over any defendant. As the *Island Oasis* court stated,

The plaintiff has not shown that the defendant contracted to supply services or things in

[5] Plaintiff's misleading characterization of the conference sponsored by Boston College is addressed in defendants' motion to strike. The conference is described in the Supplemental Goldstein Declaration at ¶ 7.

> Massachusetts. G.L. c. 223A, sec. 3(b). The plaintiff has not shown that the defendant "regularly does or solicits business" in Massachusetts, "engages in any other persistent course of conduct" in Massachusetts, or "derives substantial revenue from goods used or consumed" in Massachusetts. G.L. c. 223A, sec. 3(d).

2004 WL 557300. Moreover, the dispute here - the ownership of beneficial interests in RHR stock in excess of 9.8% - does not arise from the incidental contacts that Mr. Goldstein had with Massachusetts, and those contacts cannot serve as a basis for personal jurisdiction under the long-arm statute. *Island Oasis,* at *1.

D. Due Process Would Be Violated By the Exercise of Personal Jurisdiction.

Defendants' contacts with Massachusetts are insufficient to satisfy the minimum contacts necessary for the constitutional assertion of long-arm jurisdiction. "The substantial connection between the defendant and the forum state necessary for a finding of minimum contacts must come about by an action of the defendant "purposefully directed toward the forum State." *Id.* (quoting *Asahi Metal Industry Co. v. Superior Court,* 480 U.S. 102, 109 (1987)).

The plaintiff seeks to show the "fairness" of asserting jurisdiction through a flippant mischaracterization of a news column purporting to quote Mr. Goldstein. By asserting that it was inappropriate to "go away just because they sue you," in response to a question about why it could be worth the expense to defend against a lawsuit, Mr. Goldstein never suggested it was fair for the defendants to be required to litigate in Massachusetts. This case involves significant issues that should be determined in a forum that has jurisdiction over the parties. One such issue is whether a Declaration of Trust providing no rights to holders of the beneficial interests in shares traded on an exchange may impose any correlative obligations such as an ownership limit on such beneficial interests, an obligation to report to the company or an obligation to transfer those interests to a "charitable trust." Because those beneficial interests are created only by contract between a broker and its clients, and the holder of the beneficial interest is not a shareholder under the Declaration of Trust and has no relationship with the company, they are governed not by Massachusetts law but by the law of the state where they are created. Likewise, whether a federally regulated investment company can create a security that has discriminatory terms favoring the company's conflicted investment advisor is an issue governed by federal law. The defendants are entitled to litigate those and any other issues raised by RMR's claim in a forum that has personal jurisdiction over them.

CONCLUSION

For all of the foregoing reasons, and for the reasons set forth in Defendants' Motion to Dismiss, this complaint should be dismissed for a lack of personal jurisdiction.

Dated: January 17, 2007

Respectfully submitted,

Theodore M. Hess-Mahan BBO #557109
Law Office of Theodore M. Hess-Mahan
871 Watertown Street
Newton, MA 02465
(617) 795-7220

Gregory E. Keller
Chitwood Harley Harnes LLP
11 Grace Avenue, Suite 306
Great Neck, New York 11021
(516) 773-6090

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC and Phillip Goldstein

CERTIFICATE OF SERVICE

I hereby certify that a true copy of the foregoing document was served upon the attorney of record for each other party by e-mail and by U.S. Mail on January 17, 2006.

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP; OPPORTUNITY PARTNERS LIMITED PARTNERSHIP; FULL VALUE PARTNERS LIMITED PARTNERSHIP; OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP; KIMBALL & WINTHROP, INC.; FULL VALUE ADVISORS, LLC; SPAR ADVISORS LLC; PHILLIP GOLDSTEIN; and JOHN DOES NUMBER 1-500,

Defendants.

Civil Action No. MICV2006-04054

SUPPLEMENTAL DECLARATION OF PHILLIP GOLDSTEIN
IN SUPPORT OF DEFENDANTS' MOTION TO DISMISS
FOR LACK OF PERSONAL JURISDICTION

I hereby declare as follows:

1. I am submitting this supplemental declaration to address certain

factual assertions made by the plaintiff in its materials submitted in opposition to defendants' motion to dismiss for lack of personal jurisdiction.

2. Attached to this declaration as Exhibit A is a true and correct copy of the opening screen at the website of Bulldog Investors. No one may view any part of the website, other than the opening screen, without agreeing that the website is not a solicitation.

3. Upon making this agreement, a website visitor can view certain pages of the website that provide general information about Bulldog Investors. However, information concerning any of the funds or financial performance cannot be viewed.

4. To obtain information about specific funds or financial performance, a website visitor must register with Bulldog Investors, and request such information by clicking a button entitled "Send Feedback." Before that request can be made, however, anyone seeking to register must again agree that the website and information provided does not constitute a solcitation. Attached to this declaration as Exhibit B is a true and correct copy of the registration page by which a website visitor can make a request for information by registering.

5. Only after a website visitor has registered, agreed that the website and information provided is not a solicitation, and requested information by pressing

the "send feedback" button, will Bulldog Investors provide information about the funds, financial performance, and specific examples of investments. Such information was sent to Mr. Hickey pursuant to the request that he made by registering.

6. In June, 2006, I was invited to attend and speak at the Annual Finance Advisory Board Conference of the Carroll School of Management at Boston College. I attended that conference solely at the request of Assistant Professor Jeff Pontiff of Boston College. A copy of Professor Pontiff's email inviting me to attend and speak is attached to this declaration as Exhibit C.

7. As set forth in the professor's invitation, as well as the summary of the conference proceedings posted on the internet and attached to the O'Brien affidavit, the participants in the conference were academics and financial managers. The primary subject of the conference was the presentation of a technical academic paper entitled "Costly Communication, Shareholder Activism, and Limits to Arbitrage," by a number of authors, including one of the conference participants, Itay Goldstein. In that context, I was asked to comment on my experience with proxy contests (in which a shareholder appeals to other shareholders to elect directors to a company's board or to vote in favor of a proposed corporate action) and on my litigation with the SEC concerning the

SEC's hedge fund rule, which was the subject of a subsequent decision entitled Goldstein v. SEC, 451 F.3d 873 (D.C. Cir. 2006). I am not aware of any potential investors who were either invited or attended the conference. My comments were not intended in any way to solicit investors from among the academicians and financial managers (ie. my competitors) who attended the conference.

8. I was also invited to attend and speak at a seminar for faculty and graduate students at the Isenberg School of Management at the University of Massachusetts in Amerherst, Massachusetts in March of 2005. At the request of Professor Ben Branch, I attended the seminar, made a presentation about closed end funds and hedge fund regulation, and met the dean of the Isenberg School of Management. I did not meet with anyone other than members of the faculty and graduate students of the school.

9. Most of the shares of public companies whose shares are listed on a national securities exchange, such as the American Stock Exchange, are owned of record by Cede & Co. in New York. If and when we solicit proxies in connection with a shareholder vote at a particular company, we do so by seeking proxies from the brokers who are the nominees for the benefit of which Cede holds the shares. We deliver our proxy materials to ADP, a data processing firm located on Long Island, New York that maintains the necessary records for the distribution and

tabulation of proxies from each of the brokerage institutions. ADP delivers one proxy, which lists the number of proxy votes from each of the brokerages. We do not solicit proxies from any record holder other than Cede & Co., because the identity of those record holders is generally available only to the company.

10. I have on two occasions attended meetings with companies in Massachusetts. In November, 2006, I was asked by management of Putnam Tax Free Health Care Fund to come to Boston to discuss management's and my concern about the discount at which the company's shares were trading. Also, in 2001, management of First Years, Inc. asked me to come to Boston to discuss our mutual concerns about ways to enhance shareholder value. I did not conduct any business in either of those two meetings, nor did I discuss forming any type of business relationship between the company and myself or any of the defendants in this action.

11. I have never made any effort to contact the press or obtain publicity in Massachusetts. After this lawsuit was filed by the plaintiff, I was called by Steven Syre of the Boston Globe who indicated that he had read RHR's press release about the lawsuit and asked me a limited number of questions about the subject matter of the allegations. I answered his requests for information, and have never made any effort to contact him for any purpose.

I declare under pains and penalties of perjury that the foregoing is true and correct.

Executed on January 16, 2007.

Phillip Goldstein

CERTIFICATE OF SERVICE

I hereby certify that a true copy of the foregoing document was served upon the attorney of record for each other party by e-mail and by U.S. Mail on January 17, 2006.

EXHIBIT A

BulldogInvestors

Disclaimer

Please read the information below and click "I Agree" at the bottom of the page.

This website is issued by Bulldog Investors. The information is available for information purposes only and does not constitute solicitation as to any investment service or product and is not an invitation to subscribe for shares or units in any fund herein.

For the avoidance of doubt this website may not be used for the purpose of an offer or solicitation in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful or not authorized. Whilst every effort has been made to ensure the accuracy of the information herein, Bulldog Investors accepts no responsibility for the accuracy of information, nor the reasonableness of the conclusions based upon such information, which has been obtained from third parties.

The pages referring specifically to investment products offered by Bulldog Investors are only available for view with a username and password, which can be obtained by contacting the company on the Registration Form provided. The value of investments and the income from them can fall as well as rise. Past performance is not a guarantee of future performance and investors may not get back the full amount invested. Changes in the rates of exchange may affect the value of investments.



CLICK TO DOWNLOAD OUR PRINTABLE BROCHURE

EXHIBIT B

Bulldog Investors

Please complete all fields below.

First Name:

Last Name:

Address:

City:

State:

Postal Code:

Country:

Telephone:

Fax:

Email Address:

Before you submit your registration form, please confirm that you have read and agree with our Legal terms below.

☐ I Agree.

SEND FEEDBACK

EXHIBIT C

Phillip Goldstein

From: pontiff [pontiff@bc.edu]

Sent: Thursday, February 02, 2006 1:02 PM

To: oplp@optonline.net

Subject: Invitation to the Boston College FAB Conference.

Mr. Goldstein,

I have been a big fan of yours for years. I am a finance professor at Boston College who has done a lot of work on closed-end funds.

I have been charged with putting together this year's BC Financial Advisory Board conference. The conference will kick off with a dinner on Thursday June 8th and continue with presentations on the 9th. The attendees are split between academics and finance professionals. I have enclosed last year's program.

Everybody here would be excited if could be involved in one of our sessions. Itay Goldstein (at Wharton) will present the enclosed paper called "Costly Communication, Shareholder Activism and Limits to Arbitrage." Would you mind speaking for 20-25 minutes? We would be interested in hearing about either your experience with proxy contents, your current battle with the SEC, or both. Can you help us out? You are welcome to attend as much or as little of the conference as you like. We can reimburse you for your hotel accommodation, and transportation (economy airfare).

Thanks,

Jeff

Jeffrey Pontiff
Associate Professor
Finance Department
Wallace E. Carroll School of Management
Boston College
Fulton Hall, 140 Commonwealth Avenue
Chestnut Hill, Massachusetts 02467-3808

Telephone: 617-552-6786
Fax: 617-552-0431

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP; OPPORTUNITY PARTNERS LIMITED PARTNERSHIP; FULL VALUE PARTNERS LIMITED PARTNERSHIP; OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP; KIMBALL & WINTHROP, INC.; FULL VALUE ADVISORS, LLC; SPAR ADVISORS LLC; PHILLIP GOLDSTEIN; and JOHN DOES NUMBER 1-500,

Defendants.

Civil Action No. MICV2006-04054

DEFENDANTS' MOTION TO STRIKE
THE AFFIDAVIT OF BRENDAN HICKEY
AND PORTIONS OF THOMAS O'BRIEN AFFIDAVIT

Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors, LLC, and Phillip Goldstein ("Defendants") move to strike the affidavit of Brendan Hickey and certain paragraphs of the affidavit of Thomas O'Brien, as follows: Paragraphs 10, 11, 13, 14, 15, 16, 17 and 18. Both affidavits were submitted in connection with plaintiff's opposition to defendants' motion to dismiss for lack of personal jurisdiction.

This motion is supported by the accompanying supporting memorandum and Supplemental Declaration of Phillip Goldstein, with attached exhibits.

Request for Hearing

Defendants hereby request a hearing on their Motion to Strike. As reasons therefor, Defendants respectfully submit that oral argument will assist the court to resolve the factual and legal issues raised in Defendants' Motion to Strike.

Dated: January 17, 2007

Respectfully submitted,

Theodore M. Hess-Mahan BBO #557109
Law Office of Theodore M. Hess-Mahan
871 Watertown Street
Newton, MA 02465
(617) 795-7220

Gregory E. Keller
Chitwood Harley Harnes LLP
11 Grace Avenue, Suite 306
Great Neck, New York 11021
(516) 773-6090

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC and Phillip Goldstein

CERTIFICATE OF SERVICE

I hereby certify that a true copy of the foregoing document was served upon the attorney of record for each other party by e-mail and by U.S. Mail on January 17, 2006.

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP; OPPORTUNITY PARTNERS LIMITED PARTNERSHIP; FULL VALUE PARTNERS LIMITED PARTNERSHIP; OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP; KIMBALL & WINTHROP, INC.; FULL VALUE ADVISORS, LLC; SPAR ADVISORS LLC; PHILLIP GOLDSTEIN; and JOHN DOES NUMBER 1-500,

Defendants.

Civil Action No. MICV2006-04054

DEFENDANTS' MEMORANDUM IN SUPPORT OF MOTION TO STRIKE

Defendants have moved to dismiss the action for lack of personal jurisdiction. In response to the motion, plaintiff RMR Hospitality and Real Estate Fund (referred to by its stock exchange ticke symbol "RHR") has filed two affidavits, one of an individual named Brendan Hickey, who coincidentally shares the same last name as one of RHR's lawyers, Robert Hickey, Esq., and the other of Thomas O'Brien, the plaintiff's president. RHR submits those affidavits in an effort to establish (a) that defendant Bulldog "solicits" business in Massachusetts, and (b) that defendant Goldstein has had certain contacts with Massachusetts sufficient to establish personal jurisdiction. Both affidavits omit or misstate key facts and are materially misleading as a result. Defendants therefore move to strike the Hickey affidavit, as well as portions of the O'Brien affidavit.[1]

1. **The Hickey Affidavit**.

The Hickey affidavit purports to describe Mr. Hickey's registration on the Bulldog website, and his receipt, following that registration, of certain information relating to Bulldog's investment performance. From this affidavit, plaintiff argues that in its opposition memorandum that Bulldog is soliciting business in Massachusetts. Moreover, O'Brien, in his affidavit, relies on the facts asserted in the Hickey affidavit to render a baseless opinion that Bulldog is engaged in solicitation in violation of the federal securities laws.

The Hickey affidavit, however, omits to state the crucial facts about Mr. Hickey's visit to the Bulldog website. Mr. Hickey shares the same last name as Robert Hickey, Esq., an attorney that Mr. O'Brien copied on the correspondence that O'Brien commenced with Mr. Goldstein after the controversy at issue in this case arose. *See O'Brien Affidavit, Ex. E.* Mr. Hickey accessed the Bulldog website on December 10, 2006, the day that plaintiff filed its action. *Affidavit of Brendan Hickey at ¶ 2.* In order to access the website at all, Mr. Hickey had to read and agree to the following statement on the first page of the site:

> *Please read the information below and click "I Agree" at the bottom of the page.*
>
> This website is issued by Bulldog Investors. The information is available for information purposes only and does not constitute solicitation as to any investment service or product and is not an invitation to subscribe for shares or unites in any fund herein.

[1] As set forth in the reply brief, neither affidavit establishes that any of the defendants are doing business in Massachusetts, such that they would be subject to general jurisdiction. And because the plaintiff's claim – that Bulldog owns a beneficial interest in stock in excess of 9.8% of the company's outstanding stock, in purported violation of the ownership limitation – does not arise out any of the contacts none of the "contacts" asserted in the affidavits are related to the plaintiffs

> For the avoidance of doubt this website may not be used for the purpose of an offer or solicitation in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful or not authorized.

Goldstein Supplemental Affidavit, Ex. A. Moreover, Mr. Hickey agreed to these terms not once, but a second time when he decided to register with Bulldog Investors. Registration is required only if a site visitor wants to obtain information relating to financial performance about any of Bulldog's funds. When seeking that information, the visitor is directed to a registration page that contains the follow statement:

> Before you submit your registration form, please confirm that you have read and agree with our Legal terms below....
>
> This website is issued by Bulldog Investors. The information is available for information purposes only and does not constitute solicitation as to any investment service or product and is not an invitation to subscribe for shares or unites in any fund herein.
> For the avoidance of doubt this website may not be used for the purpose of an offer or solicitation in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful or not authorized.

Goldstein Declaration, Ex. B. Thus, before Mr. Hickey could press the button asking Bulldog to "send feedback" and thereby obtain his requested information about financial performance of the funds, he had to agree again that his request was not a solicitation.

It is apparent, therefore, that the material that Hickey received was information that was supplied to him because he requested it through the registration process. Moreover, before he could request that information, Hickey had to twice agree that information made available through the website could not be considered a solicitation. Bulldog's response to Hickey request for information, sent to his email address at "yahoo.com" cannot be considered the solicitation of business from a Massachusetts resident. Because Mr. Hickey's affidavit omits, apparently intentionally, key facts relating to his visit to the website and request for information, the affidavit is materially misleading and should be stricken in its entirety.

2. The O'Brien Affidavit

Several paragraphs of the O'Brien Affidavit appear to be either incompetent speculation, hearsay mischaracterizations, or intentional misrepresentations, and should be stricken.

a. Paragraph 14.

Paragraph 14 of the O'Brien affidavit asserts that "Goldstein traveled to Boston in June 2006 to advertise Bulldog's business by giving a lecture about Bulldog's investment approach." No foundation is provided for this assertion about Bulldog's intent, and the assertion is false.

Mr. Goldstein was invited to attend the Boston College Center for Asset Management, which was attended by 140 academics and finance sector managers. *O'Brien Aff. Ex. G.* There is no suggestion that potential investors attended this academic conference.

Moreover, Goldstein was invited to the conference by Associate Professor of Finance Jeffrey Pontiff at Boston College. The professor's invitation was by email, as follows:

> Mr. Goldstein,
>
> I have been a big fan of yours for years. I am a finance professor at Boston College who has done a lot of work on closed-end funds.
>
> I have been charged with putting together this year's BC Financial Advisory Board conference. The conference will kick off with a dinner on Thursday June 8th and continue with presentations on the 9th. The attendees are split between academics and finance professionals. I have enclosed last year's program.
>
> Everybody here would be excited if could be involved in one of our sessions. Itay Goldstein (at Wharton) will present the enclosed paper called "Costly Communication, Shareholder Activism and Limits to Arbitrage." Would you mind speaking for 20-25 minutes? We would be interested in hearing about either your experience with proxy contents, your current battle with the SEC, or both. Can you help us out? You are welcome to attend as much or as little of the conference as you like. We can reimburse you for your hotel accommodation, and transportation (economy airfare).
>
> Thanks,
>
> Jeff

Goldstein Declaration, Ex. C. This invitation also makes clear that the conference for academics and financial managers, not potential clients. O'Brien's speculation about the conference, therefore, should be stricken.

b. Paragraphs 15 and 16.

Paragraphs 15 and 16 of the O'Brien Affidavit discuss a newspaper article written by Steven Syre in the Boston Globe on November 16, 2006, after plaintiff filed this lawsuit. O'Brien, again without any foundation, speculates that Mr. Syre's article was "designed to publicize Bulldog's activities in Massachusetts." Goldstein, however, had nothing to do with this article; he was called by Steven Syre, who was in the process of writing a story. *Supplemental Goldstein Declaration at ¶10.* Moreover, O'Brien has no basis, other than rank speculation, to draw conclusions from the hearsay descriptions of Goldstein's activities from that article. Nowhere is O'Brien's propensity to misstate more aptly demonstrated than in Paragraph 17, where O'Brien attempts to recharacterize the article:

> In the Globe article, Goldstein is reported to have said that Bulldog is not particularly inconvenienced by <u>conducting</u> the present litigation with RHR: "You have to look at the big picture. If you're going to be an activist, it comes with the territory.

O'Brien Affidavit, ¶ 17. In fact, the article says something much different, and the quote related to a hypothetical question from Mr. Syre about defending the lawsuit, not "conducting" it:

> I asked him <u>why it could be worth the expense to defend the lawsuit</u>, giving the small size of the fund and the even smaller size of his investment. "If you go away just because they sue you, then everyone else thinks they can bully you," he said. "You have to look at the big picture. If you're going to be an activist, it comes with the territory."

O'Brien Affidavit, Ex. H.

c. Paragraphs 10 and 11.

Paragraphs 10 and 11 also reflect O'Brien's deliberate mischaracterization of documents attached to his affidavit. He states in paragraph 10 that in Mr. Goldstein's response to a demand letter from RHR, Mr. Goldstein "requested a meeting with RHR management presumably in Newton, Massachusetts" and "threatened 'expensive litigation or a proxy contest' unless RHR was willing to accede to Bulldog's demand." *O'Brien Affidavit, ¶ 10.* RHR did not respond to Mr. Goldstein's request, so it cannot now speculate about where such a meeting would occur. More importantly, Mr. Goldstein's letter never "threatened" litigation; rather it simply observed, after noting that the company's position was wrong and that it was not suffering any injury in any event, that litigation would be expensive and ill-advised:

> Of course, you may disagree with our analysis and elect to sue us to enforce Article 5 even though RHR, with its tiny asset base, can ill afford to incur sizeable legal expenses to pursue such a lawsuit, to say nothing of the negative publicity that would ensue.

O'Brien Affidavit, Ex. D (August 15, 2006 letter from Phillip Goldstein to Thomas O'Brien.

Likewise, O'Brien's characterization of Mr. Goldstein's positions in various correspondence in paragraph 11 of the O'Brien Affidavit is equally misleading. He states:

> In the three months of correspondence that followed . . . Goldstein continued to demand that RHR take certain actions or face litigation or a proxy fight.

O'Brien Affidavit, ¶ 11. In fact, Mr. Goldstein stated in his correspondence that:

> Of course we would like to avoid litigation and we hope you would too...
> *(O'Brien Aff., Ex. E, Letter dated Sept. 25, 2006)*
>
> Finally, we are disappointed that the Board has again rejected our request to discuss RHR's persistent discount. Unfortunately, that leaves us little choice but to consider a public appeal to RHR's shareholders. On the bright side, we can assure you that we have no intent to initiate litigation against RHR at this time...*(O'Brien Aff., Ex. E, Letter dated October 21, 2006)*
>
> Finally, as firm believers in shareholder democracy, we disagree with your characterization of our intent to appeal to RHR's shareholders as a "threat." If the board refuses to address the disparity between RHR's share price and its net asset

value, shouldn't shareholders have an opportunity to weigh in on that issue? (*O'Brien Aff., Ex. E, Letter dated Nov. 3, 2006*).

> Finally, we are dismayed that you believe that shareholder democracy is "inappropriate" for RHR. We couldn't disagree more. As Delaware Chancellor Allen wrote in a landmark decision, Blasius Industries, Inc. v. Atlas Corp.: "The shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests." *(O'Brien Aff., Ex. E, Letter dated Nov. 9, 2006)*

O'Brien's mischaracterization of this correspondence, which occurred in response to O'Brien's initial demand letter, is remarkable. Goldstein simply asked for an opportunity to discuss his concerns; he did not make "demands." Moreover, Goldstein did not say the fund would "face" litigation; in fact, he specifically said he had no intention of commencing a lawsuit. O'Brien's mischaracterizations of the correspondence are simply hearsay misstatements of the contents of written correspondence, and should therefore be stricken.

d. Paragraph 18.

Finally, in paragraph 18, O'Brien states as follows:

> I have reviewed the affidavit of Brendan Hickey. . . . I understand that it is improper to send this type of solicitation materials to Massachusetts residents . . .

O'Brien Aff., ¶ 18. First, the Hickey affidavit is incomplete in material respects, and it would be inappropriate for anyone to rely on it to form any type of conclusion. Second, O'Brien has not established any qualifications, legal or otherwise, to render an opinion about whether Bulldog Investors is soliciting investors in Massachusetts or is not in full compliance with federal and state law. "[O]pinion evidence from one having no special qualifications by experience or study is not admissible." *Noyes v. Noyes,* 224 Mass. 125, 129, 112 N.E. 850 (1916) Like the city planner who testified in *Furtado v. City Council of Revere,* 60 Mass. App. Ct. 1113 (2004), O'Brien's "opinion" is "wholly conjectural and speculative," and is an improper attempt to offer a lay opinion in an area that requires an expertise that O'Brien simply does not possess.

Nor would O'Brien's opinion be admissible under the limited admissibility for lay opinions – "shorthand expressions of facts perceived by common observation which cannot be reproduced or described to the jury precisely as they originally appeared to the witness." *Commonwealth v. Smith,* 17 Mass. App. Ct. 918, 920 (1983). The lay opinion exception requires, among other things, "(a) that the subject matter of the observations cannot be conveyed … as it appeared to the witness at the time of the event, (b) that the opinion convey a definite conception of facts, (c) that the witness has personal knowledge of the foundation facts, and (d) that the opinion is one which lay persons in general are capable of forming." *Id.* (citing *Commonwealth v. Sturtivant,* 117 Mass. 122, 137-38 (1875)). O'Brien has no personal knowledge of the facts upon which he bases his opinion, and therefore it cannot satisfy any of the prerequisites of an admissible lay opinion. Paragraph 18, therefore, should be stricken.

Conclusion

For the reasons set forth above, the Court should strike the Hickey affidavit, as well as paragraphs 10, 11, 15, 16, 17, and 18 of the O'Brien affidavit.

Dated: January 17, 2007

Respectfully submitted,

Theodore M. Hess-Mahan BBO #557109
Law Office of Theodore M. Hess-Mahan
871 Watertown Street
Newton, MA 02465
(617) 795-7220

Gregory E. Keller
Chitwood Harley Harnes LLP
11 Grace Avenue, Suite 306
Great Neck, New York 11021
(516) 773-6090

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC and Phillip Goldstein

CERTIFICATE OF SERVICE

I hereby certify that a true copy of the foregoing document was served upon the attorney of record for each other party by e-mail and by U.S. Mail on January 17, 2006.